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03050239

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hannover Rueckversicherung Aktiengesellschaft

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4627 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/24/03

82-4627

Annual results | 2002

ARIS
12-31-02

Abridged draft version for the Analysts' Meeting,
London, April 15, 2003

Hannover Rückversicherungs aktiengesellschaft

hannover re®

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2002	+/- Previous year	2001	2000	1999	1998
Gross written premiums	12 463.2	+8.3%	11 507.5	8 320.5	6 706.3	4 504.6
Net premiums earned	7 688.2	+18.4%	6 496.1	5 210.2	4 179.9	3 548.7
Net underwriting results	(311.1)	(64.6%)	(878.2)	(449.2)	(394.7)	(350.4)
Combined ratio (property and casualty reinsurance)	96.3%		116.5%	107.8%	111.1%	108.1%
Net investment income	928.4	(1.8%)	945.7	868.7	828.2	814.7
Operating profit (EBIT)	470.9	+331.2%	109.2	342.5	358.2	435.6
Net income (after tax)	267.2		11.1	364.9	201.6	171.4
Policyholders' surplus	2 958.5	+2.1%	2 896.5	2 400.2	2 045.1	1 457.9
Total stockholders' equity	1 739.5	+4.0%	1 672.0	1 573.4	1 235.7	1 122.4
Minority interests	400.4	+30.1%	307.8	294.1	294.8	217.9
Hybrid capital	818.6	(10.7%)	916.7	532.7	514.6	117.6
Investments (without funds held by ceding companies)	12 708.6	+4.8%	12 127.2	10 200.5	9 855.1	8 592.2
Total assets	33 579.0	+2.9%	32 647.6	23 497.6	19 354.8	14 294.4
Value of in-force business (life/health)	1 206.0	15.1%	1 048.0	874.0	609.0	468.0
Bookvalue per share*	17.90		17.21	17.76	13.95	12.67
Earnings per share in EUR*	2.75		0.11	4.13	2.29	1.94
Dividend in EUR million	82.6		–	100.0	71.5	53.4
Dividend per share in EUR*	0.85		–	1.21**	0.97	0.73
Return on equity (after tax)	15.7%		0.7%	26.0%	17.1%	14.0%

* *For previous years stock split of 15 July 2002 in a ratio of 3 to 1 taken into account*
** *Incl. bonus of EUR 0.08*

Dear shareholders,
Ladies and Gentlemen,



The 2002 financial year was as difficult as it was successful for your company. As you are aware, the burden resulting from the terrible terrorist attacks of 11 September 2001 in New York and Washington was considerable. Indeed, it was only thanks to our strategy of diversification that we were one of the few reinsurers in the world to close 2001 without posting a loss. I am all the more pleased to report that in 2002 we were able to fully resume our successful course and even surpass the results of recent years. We increased our gross premium income by 8.3% and – despite the exceptionally adverse trend on capital markets – generated an excellent result.

In *property and casualty reinsurance* the market upturn that was already emerging before the attacks in the USA gathered considerably stronger momentum thereafter. As early as the first treaty renewal negotiations in the autumn of 2001 we were able to benefit from significant market hardening and profitably enlarged our premium volume. In subsequent renewal phases during the year under review we achieved markedly better rates and conditions in virtually all countries and lines of business. Given this upswing in the market cycle, your company's strategy is to boost profits through systematic expansion of premium volume and market shares. In the year under review we were able to pursue this strategy with exceptional success.

We were also highly satisfied with the development of *life and health reinsurance.* Premium volume and results were both in line with our expectations. In life and health reinsurance it is important to consider not only the posted profit but also the growth in the value of in-force business – a factor that is not reflected in the statement of income or the balance sheet. This figure, too, recorded another significant increase. In special key markets such as Germany, France, the United Kingdom and Italy we now rank among the most prominent reinsurers; in Australia and southern Africa we are in fact the market leader. In the USA we are the leading specialty provider in the profitable niche segment known as "financial engineering" (reinsurance of complete life and annuity portfolios).

Financial reinsurance also developed entirely in accordance with our expectations. Although the gross premium volume declined, it should be borne in mind here that in the previous year – as an after-effect of the losses associated with 11 September 2001 – we booked considerable supplementary premium payments due to non-recurring experience-based additional premiums.

The development of our fourth and newest business group, *program business,* was most gratifying. We substantially enlarged our premium income and also significantly increased our retention. A series of organisational and structural measures has enabled us to decisively improve the profitability of our program business.

Movements in exchange rates were an opposing factor in all business groups. The US dollar, for example, depreciated by 18.1% against our balance sheet currency in the course of the year. We generate more than half of our premiums and results in US dollars. Had exchange rates remained stable, both the premium volume and result would have been considerably higher still.

The mood on *financial markets* around the world was predominantly gloomy. For the third year in succession the leading stock indices closed with steep declines. Economic and political developments in the year under review did little to restore investor confidence. Interest rate cuts by central banks also failed to cheer the markets. Needless to say, our net *investment income* did not escape unscathed in this climate. Although ordinary income continued to grow thanks to a larger asset volume, total net investment income fell well short of our planned targets. Overall, we were compelled to take write-downs of more than EUR 200 million on our investment portfolio. It was only thanks to the reduction of our equity allocation to its current level of 5.7% by year-end 2002 – a move initiated back at the beginning of 2001 – that these write-downs were not considerably heavier.

In view of the extremely unfavourable conditions, especially on the German stock market, the *Hannover Re share* held up very well in relative terms. It reached its high for the year of EUR 28.30 on 21 March, but was then dragged down by the collapse of the markets in the autumn: it fell to its lowest level of the year – EUR 15.90 – on 9 October. By year-end, however, it had already recovered appreciably to EUR 24.30. This performance is significantly better than that of all the standard indices. Our preferred benchmark is the "Reactions" World Reinsurance Index, which includes the shares of all listed reinsurers worldwide. Your company's share outperformed this index by almost 24%, an achievement that we note with pride.

In view of the marked difficulties of the previous year, and especially in comparison with our competitors, we can thus be greatly satisfied with the development of the 2002 financial year. What is more, we are confident that the *financial year* 2003 will also be highly successful. The treaty renewal negotiations as at 1 January in the cyclical segment of property and casualty reinsurance showed that this year, too, we will be able to profit from a seller's market across all lines and countries. Although early indications of softening conditions can be detected in isolated subsegments, we are prepared to scale back our premium volume in those areas that fail to meet our profitability requirements. This observation should not, however, take anything away from the fact that we are entirely satisfied with the treaty renewals as at 1 January 2003 and anticipate adequate terms and conditions in the coming renewals too.

As the past year emphatically demonstrated, it is scarcely possible to *forecast the development of the capital market* at the present time. With our high write-downs last year and through further write-downs in the first quarter of this year, we have, however, taken steps to avoid carrying forward any further strains into the current financial year. Combined with our low equity allocation and a high-quality portfolio of fixed-income securities, this enables us to look to the future with some degree of composure.

We expect 2003 to be a successful year, assuming that the capital markets at least show a modest recovery and provided our burden of major losses in property and casualty reinsurance remains within the bounds of multi-year expectations.

In order to safeguard our success and the economic independence of our company for the long term, too, we strive for *above-average and sustained profitability*. Our exclusively profit-oriented business policy, our strategy of diversification and our efficient capital management form the basis for achieving this goal. Since equity capital is the most expensive option for financing business, we use – where appropriate – cost-effective substitutes to cover our capital requirements. Equity substitutes take various forms, including for example the securitisation of reinsurance risks and their transfer to the capital markets, long-term subordinated debt (so-called hybrid capital) as well as traditional reinsurance and retrocession arrangements. This type of capital management produces better-than-average returns on equity.

Our business policy geared exclusively to profitability safeguards our superb ratings: Standard & Poor's and A.M. Best have each rated us in their second-highest category. In today's market environment an excellent rating serves as a passport to the international reinsurance market and thereby helps us to diversify our portfolio. We deploy our capital in those business groups, lines and regions that promise the maximum profit.

On behalf of my fellow members of the Executive Board and myself, I would like to thank you, our shareholders, for your confidence in Hannover Re. Our goal is to live up to your trust and to consistently enhance the value of your company.

Yours sincerely,



Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl Hannover Chairman	Chairman of the Executive Board of HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Paul Wieandt Hof/Saale Deputy Chairman	Chairman of the Executive Board of SchmidtBank AG
Karola Böhme Barsinghausen* (until 24 May 2002)	
Dr. Horst Dietz Singapore (until 24 May 2002)	Region Manager North and Southeast Asia of ABB Asea Brown Boveri AG
Herbert K. Haas Burgwedel (from 24 May 2002)	Member of the Executive Board of HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Karl Heinz Midunsky Munich	Corporate Vice President and Treasurer of Siemens AG
Dr. Erwin Möller Hannover (until 24 May 2002)	Member of the Executive Board of HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Ass. jur. Otto Müller Hannover*	
Bengt Pihl Mannheim (from 24 May 2002)	Member of the Executive Board of ABB AG (until 31 December 2002)
Ass. jur. Renate Schaper-Stewart Lehrte*	
Dipl.-Ing. Hans-Günter Siegerist* Nienstädt (from 24 May 2002)	
Dr. Klaus Sturany Essen	Member of the Executive Board of RWE Aktiengesellschaft

*Staff representative

Details of memberships of legally required supervisory boards and comparable control boards at other domestic and foreign business entreprises are contained in the individual report of Hannover Rückversicherungs-AG.

EXECUTIVE BOARD
of Hannover Re







André Arrago

Property and Casualty Treaty Reinsurance
Arab, European Romance and Latin American countries, Northern and Eastern Europe, Asia and Australasia

Dr. Wolf Becke

Life and Health markets worldwide

Wilhelm Zeller
Chairman

Controlling, Internal Auditing, Investor Relations, Public Relations, Corporate Development;
Human Resources; Underwriting & Actuarial Services; Program Business



rgen Gräber

rdination of entire Non-
Reinsurance; Property and
ualty Treaty Reinsurance
th America and English-
aking Africa; Financial
nsurance worldwide

Dr. Elke König

Finance and Accounting,
Asset Management;
Information Technology;
Facility Management

Dr. Michael Pickel

Property and Casualty Treaty
Reinsurance Germany,
Austria, Switzerland and Italy;
Credit and Bonds worldwide;
Claims Management;
Legal Department

Ulrich Wallin

Specialty Division (worldwide Facultative
Business; worldwide Treaty and Facultative
Business Marine, Aviation and Space);
Property and Casualty Treaty Reinsurance
Great Britain and Ireland; Retrocessions

Herbert K. Haas
(until 31 January 2002)

THE HANNOVER RE SHARE

2002: The third "bear-market year" in succession ...

Capital markets remained weak

The persistent weakness of leading national economies in the USA, Europe and Japan was a hallmark of 2002. All major stock indices closed in negative territory for the third year in a row. A similar scenario has not been seen since the depression more than 70 years ago (1929–1931), when world markets fell by almost 60%. Equity markets got off to a predominantly bright start in 2002, but accounting scandals shattered investor confidence and set in motion a downward spiral that continued on through the remainder of the year. Financial markets were also shaken by consistently poor economic growth, profit warnings, dividend reductions, fears of deflation as well as insecurity in the face of impending war in the Middle East. Striving to counter this trend and stimulate renewed capital spending, the central banks repeatedly cut interest rates to record lows by year-end of 1.25% in the USA and 2.75% in Europe – albeit without any visible success. The degree of uncertainty was and still is too great.

Dragged down by the poor performance of the US indices (-16% on the Dow Jones and -31.5% on the NASDAQ), European equity markets heavily lost ground as well: the EuroStoxx 50 gave up 37% of its value, while the Dax fell by as much as 44%. Similarly, the MDax (which includes the Hannover Re share) recorded a significant drop of 29%. Government bonds consequently remained investors' preferred investment alternative, ahead of corporate bonds with first-class ratings.

... insurance stocks suffered especially heavily in this climate

Due to the often high equity allocation of their investment portfolios, insurers and reinsurers saw their shares particularly hard hit by the downward trend on the financial markets. The CDax for insurance stocks was down 60% at year-end, clearly the worst performer of all the benchmark indices. Although the Dax closed 2002 around 9% up at the end of the third quarter, many (re-)insurance companies found themselves compelled to take heavy write-downs on their equity portfolios in the second half of the year. As a result, numerous market players had to revise downwards their earnings forecasts that had been announced as late as the middle of the year.

Performance of the Hannover Re share compared with standard benchmark indices



in %
140
120
100
80
60
40
20
0
2 January 2002
1 February 2002
1 March 2002
2 April 2002
2 May 2002
3 June 2002
1 July 2002
1 August 2002
2 September 2002
1 October 2002
1 November 2002
2 December 2002
2 January 2003
3 February 2003
3 March 2003
31 March 2003
Hannover Re Share
Dax
CDax-insurance stocks
MDax

The Hannover Re share as a safe haven in troubled stock market times ...

Relative to the standard indices our share proved to be particularly stable. It significantly outperformed the market as a whole from the beginning of the year onwards and reached its high for the year of EUR 28.30 on 21 March. In September, however, capital markets came under massive selling pressure, and our share, too, did not escape unscathed the wave of bad news coming out of the stock markets. On 9 October it sank to its lowest point of the year at EUR 15.90, a fall of 30% on its value at the beginning of 2002. Yet by mid-October it had already recovered substantial ground, and it closed the year at EUR 24.30 – a price rise of some 8%. With a gain of 68 percentage points relative to the CDax for insurance stocks, 52 percentage points compared to the Dax and 37 percentage points even in relation to the MDax, our share thus demonstrated its extraordinarily strong level of resilience.

As the benchmark for our internal measurement of our share's performance we do not use the standard indices, but rather the unweighted "Reactions" World Reinsurance Index*. While in 2001 after the terrorist attacks in New York and Washington our share lost significantly, it developed positively compared to this index in the year under review: In the nine months from the beginning of 2002 until September our share consistently outperformed this index. In September it fell briefly below the benchmark, only to recover again by November. If we consider only the year under review, our share surpassed the average performance of our global competitors by almost 24 percentage points.

Hannover Re share outperformed all benchmark indices

The Hannover Re share in comparison with the unweighted „Reactions" World Reinsurance Index


in %
140
120
100
80
60
2 January 2002
1 February 2002
1 March 2002
2 April 2002
2 May 2002
3 June 2002
1 July 2002
1 August 2002
2 September 2002
1 October 2002
1 November 2002
2 December 2002
2 January 2003
3 February 2003
3 March 2003
31 March 2003
Hannover Re share
Unweighted "Reactions" World Reinsurance Index

The unweighted „Reactions" World Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

... offers even greater potential when capital markets recover

Hannover Re meets its profit target again

The considerable potential inherent in our share is borne out by its stability in this depressed stock market climate. Among European insurers no other stock has so staunchly held its ground against the negative trend on capital markets. Hannover Re was one of the few companies to meet its profit targets last year. This success is founded on the three maxims that guide our strategic actions: better-than-average profitability, optimal diversification and economic independence.

We use a system of management ratios to steer and document the sustained growth in our company's value creation. Our strategic objective is to increase the operating profit (EBIT) and the earnings per share by a double-digit percentage margin each year. Only in the exceptional 2001 year were we unable to achieve this goal because of the World Trade Center event. In the year under review, however – despite disappointing capital markets – we were able to generate earnings per share of EUR 2.75 and thus achieve our strategic goal on the basis of the previous year's target. With the exception of 2001, we have achieved this aim in every year since our company was first listed in 1994.

We consider the return on equity, which we use to demonstrate our ability to sensibly and profitably deploy the capital made available to us, to be a further key profitability ratio. In this respect, our strategic objective is to generate a minimum return on equity of 750 basis points in excess of the average 5-year yield on 10-year government bonds. In the year under review the admittedly highly favourable market conditions for the reinsurance sector contrasted with the adverse influences from the capital markets; we nevertheless succeeded in meeting this target, too. With a reported return on equity of 15.7%, we exceeded the average return on European government bonds of around 5% by 1,070 basis points.

The company's success was assisted not only by disciplined underwriting – with a strict orientation towards profitability rather than mar-

Earnings per share

in EUR


4
3
2
1
0
1994[1]
1995[1]
1996[1]
1997[1]
1998[2]
1999[2]
2000[2]
2001[2]
2002[2]

Target		0.63	0.89	1.01	1.15	2.14	2.35	2.37	2.61
Actual	0.57	0.81	0.92	1.04	1.94	2.29	4.13	0.11	2.75

1) DVFA calculation method (without adjustment for amortisation of goodwill)
2) Earnings per share calculated in accordance with US GAAP (for previous years stock split of 15 July 2002 in a ratio of 3 for 1 taken into account)

ket shares – but also by the deliberate significant scaling-back of our equity allocation in early 2001 with an eye to the depressed state of the capital markets.

The growth potential inherent in our share is also apparent from a very low price/earnings ratio of around 7 based on a consensus profit estimate for the year 2004. Given a continued favourable business development and a modest recovery on capital markets, there should be nothing to prevent a fair valuation of our share that reflects the company's true value. This view is reinforced by numerous positive reports from analysts.

Our Investor Relations activities: transparent and proactive

In the financial year just-ended we once more stepped up our Investor Relations activities. Our aim here is not only to raise awareness of our share and generate demand, but also – and especially in troubled stock market times – to provide international investors, private shareholders, and financial analysts with transparent, up-to-date and regular information about the positive growth of our business. We attend stocks forums and investor fairs organised by various banks and shareholder associations and we maintain direct contact with institutional investors. In the year under review we held almost 50 individual meetings at our offices in Hannover and presented our company at more than 30 international roadshows and company conferences. Our current targets include not only the traditional financial marketplaces of Frankfurt, London and New York/Boston, where we are present on a regular basis, but also Switzerland, Scandinavia, the Benelux countries, France and Italy. In addition, we promoted our share on marketing trips to the West Coast of the USA and Australia. Last but not least, we hold telephone conferences with analysts and investors to discuss significant new developments as well as in connection with the release of each quarterly report. Particularly during difficult times, we attach special importance to intensive, proactive Investor Relations.

International roadshows and analyst seminars form part of our standard repertoire

After-tax return on equity


in %
26,0
20
15
10
5
0
1995[1]
1996[1]
1997[1]
1998[2]
1999[2]
2000[2]
2001[2]
2002[2]

	1995[1]	1996[1]	1997[1]	1998[2]	1999[2]	2000[2]	2001[2]	2002[2]
Target	14.8	14.3	13.9	13.5	13.0	13.5	12.6	12.3
Actual	18.5	16.4	15.8	16.0	17.1	26.0	0.7	15.7

1) Based on the German Commercial Code (HGB)
2) Based on US GAAP
Target: 750 basis points in excess of the average five-year yield on 10-year government bonds

Natural persons/corporate entities (as % of free float)


Corporate entities
63%
Natural persons
37%

The orientation of our Investor Relations activities is guided primarily by our shareholding structure. The information required in this regard is obtained from regular evaluations of our stock ledger. The breakdown of the shareholding structure into natural persons (private investors) and corporate entities (institutional investors) of course reveals a predominance of institutional investors. Although the number of Hannover Re shareholders rose by roughly 3,000 to altogether more than 25,000, the breakdown compared to the previous year remained virtually identical.

The annual analyst seminar, at which reinsurance specialists from within our company provide background information on a variety of topics, has become part of our standard Investor Relations repertoire. Indeed, in the year under review we offered two seminars of particularly strong interest to our financial analysts and investors: in April 2002 we organised "Risk management in program business" in London and in August 2002 we held an "analysts' day" at our Hannover offices in connection with the publication of our semi-annual report. We used the latter occasion to present the results of our strategy review, broken down into the specific business groups.

Shareholding structure by countries (as % of free float)


72 other countries
2%
Germany
51%
Belgium
4%
Luxembourg
5%
Switzerland
7%
USA
12%
United Kingdom
19%

Stock split increases the liquidity of our share

The Annual General Meeting of Hannover Re held on 24 May 2002 approved by a large majority a stock split in a ratio of 3 for 1 that was subsequently implemented on 15 July 2002. After the split a shareholder who previously owned ten shares of Hannover Re thus held 30 shares in his or her securities account, with the theoretical amount of the capital stock attributable to each no-par-value share fixed at EUR 1.00. The purpose of this split was to significantly reduce the market price of a single share in order to render it optically more accessible and thus improve the liquidity of the share. Improved liquidity boosts demand and hence positively influences the price.

On 14 November 2002 at the first Extraordinary General Meeting convened specially for this purpose our shareholders approved an increase in the authorised capital as well as the possibility of using other capital market options as and when necessary. Additionally, a framework was created for the issue of convertible and warrant bonds, dividend bonds and participation rights. This authorisation empowers the Executive Board together with the Supervisory Board to move quickly and flexibly on the capital market. In view of the highly favourable prospects currently existing in reinsurance business, this amendment to the articles of association will enable us to participate to the fullest extent in the market upturn.

Under § 161 of the German Stock Corporation Act listed companies are required from 31 December 2002 onwards to submit an annual declaration of conformity with the German Corporate-Governance Code. We have therefore enlarged our Investor Relations Internet pages to include a section on Corporate Governance. In addition to the declaration of conformity, you will find there further information on our Corporate Governance commitment and measures as well as notifiable stock transactions ("Directors' Dealings" pursuant to § 15a WpHG Securities Trading Law).

As early as 2004 we intend to fully implement the reporting periods recommended by the German Corporate-Governance Code. The consolidated annual financial statements are to be publicly accessible within 90 days of the end of the financial year and the interim reports within 45 days of the end of the reporting period in question. Due to the special features of international reinsurance business and the associated regulatory frameworks, we marginally exceed the recommended periods at present; yet, we by no means use the full scope of the deadlines permitted by law. We are already in conformity with all other recommendations of the Code.

Another major integral component of our Corporate-Governance declaration is the system of variable remuneration for our managerial staff based on the company's performance that was launched in 2000. One element here is the virtual stock option plan for our managerial staff worldwide. The number of stock options is determined by the level of achievement of the earnings per share target defined by the Supervisory Board as well as the development of our share price relative to the unweighted "Reactions" World Reinsurance Index.

The Internet has established itself as a state-of-the-art information tool for listed companies. We have set up extensive Investor Relations webpages in order to enable you to access the latest information about Hannover Re. Our annual financial statements are available here in digital formats, including an interactive HTML report. We additionally provide video clips of our analyst conferences and use online telephone conferences to convey information. Our Internet site also offers complete data on our share, answers to frequently asked questions (FAQs) and an overview of the latest prospects for our company's development.

With the resegmentation of the Frankfurt Stock Exchange in January 2003 a new index model was launched. "Prime Standard" issuers satisfy transparency criteria that exceed requirements prescribed by German law and are comparable with international standards. Additional requirements include the compilation of quarterly reports, accounting in accordance with international standards (IFRS/IAS or US GAAP), a financial calendar, at least one analyst conference each year as well as ad hoc disclosure and regular reporting in both German and English. As an internationally oriented organisation these standards have already been second nature to us for quite some time, and we are therefore listed in the Prime Standard of the MDax selection index.

Hannover Re online: www.hannover-rueck.de; www.hannover-re.com

We are listed in the Prime Standard of the new MDax

The opinions of our analysts

At this moment in time Hannover Re can be described as a bright spot in the otherwise severely battered insurance sector. The focus on a currently attractive business group, good management and a low equity exposure have been reflected in a convincing share performance. The depressive factors dragging on the industry affect the reinsurer to a considerably milder extent and at the same time it is able to participate fully in the highly favourable market conditions in property and casualty reinsurance.

Dierk Schaffer
WGZ-Bank, Düsseldorf
February 2003

Analyst ratings of Hannover Re share


5
4
3
2
1
0
3.86
4.07
4.00
3.97
1st quarter
2nd quarter
3rd quarter
4th quarter
Sell
Underweight
Hold
Overweight
Buy

Analyst ratings of Hannover Re share

Rating	Amount	1st quarter	2nd quarter	3rd quarter	4th quarter
Buy	61	9	27	8	17
Overweight	23	5	6	4	8
Hold	21	4	7	3	7
Underweight	7	1	1	1	4
Sell	9	2	5	1	1
Total	121	21	46	17	37

We think Hannover Re's investment story remains appealing, due to its low valuation. We also like the company because of its diversification, both in terms of business mix and geographical breakdown of premiums, its good growth prospects, capital management and high transparency.

Simon Fössmeier
Bank Julius Bär, Frankfurt
February 2003

The improved performance of the Program Unit is largely attributable to actions taken at Clarendon, which is increasing both its business written and its retention. Clarendon has proved a significant challenge for the group since its acquisition and it would appear as though the turnaround is beginning to pay dividends.

Paul O'Sullivan
ABN Amro, London
January 2003

[...], it is worth highlighting that Hannover Re benefits from a series of "soft factors" which ultimately strengthen its capital position: the consistency in earnings, the strengths of reserve levels, the diversification of the business and a substantial deferred tax on its equalisation reserve. Under these circumstances we regard Hannover Re's capital position as being quite comfortable especially relative to some other peers.

Stephen Dias, Giulia Raffo
Goldman Sachs, London
January 2003

Hannover Re is well positioned to take advantage of improved profitability in reinsurance through 2003–2004 – especially after strong premium growth in 2002.

Rob Procter, Chris Hartwell
Morgan Stanley, London
January 2003

In the current hard markets, Hannover Re uses the opportunity to increase the comfort level of its reserves from around 60% to 70%, bringing its reserves on the group level, which are built on the basis of US-GAAP accounting (requires at best estimate) in line with reserves of its German subsidiaries, which are required to follow German accounting rules and which require a more conservative reserving.

Dr. Michael Haid
Sal. Oppenheim, Frankfurt
November 2002

We continue to believe that while not one of the biggest, Hannover Re is one of the best and cleanest ways to play the reinsurance cycle.

Brian Shea
Merrill Lynch, London
November 2002

Hannover Re makes a convincing impression by means of high transparency and an experienced management.

Ralf Dibbern
M.M. Warburg & Co., Hamburg
September 2002

Share information

in EUR	2002	2001	2000	1999	1998	1997
Earnings per share (diluted)*	2.75	0.11	4.13	2.29	1.94	1.04[4]
Dividend per share*	0.85	–	0.77[2]	0.68	0.65	0.58
Corporation-tax credit*	–	–	0.36	0.29	0.08	0.08
Gross dividend*	0.85	–	1.21[3]	0.97	0.73	0.66

[1] For previous years stock split of 15 July 2002 in a ratio of 3 for 1 taken into account
[2] On each for the year 2000 fully paid-up share
[3] Incl. bonus of EUR 0.08
[4] DVFA earnings per share in accordance with German accounting principles

Security identification number:	840 221
International Securities Identification Number (ISIN):	DE 000 840 22 15
Stock exchange ID:	Share: Investdata: HNR1 Bloomberg: HNR1 GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY
Exchange listings:	Germany Listed on all German stock exchanges and Xetra; Frankfurt and Hannover in official trading USA American Depositary Receipts (Level 1 ADR-Program), OTC (over-the-counter-market)
Stock class:	No-par-value registered shares
First listed:	30 November 1994
Shareholding structure:	75% HDI Haftpflichtverband der Deutschen Industrie V.a.G. (via HDI Verwaltungs-Service AG as well as Erste and Zweite HDI Beteiligungsgesellschaft mbh) 25% free float
Capital measure of 6 June 2002:	Increase in common stock out of company funds in the amount of EUR 14,365,382.11 without issue of new shares
Stock split of 15 July 2002:	Ratio of 3 for 1
Common stock as at 31 December 2002:	EUR 97,163,928.00
Number of shares as at 31 December 2002:	97,163,928
Market capitalisation as at 31 December 2002:	EUR 2.361 million
Highest share price in 2002:	EUR 28.30
Lowest share price in 2002:	EUR 15.90
Annual General Meeting:	27 May 2003, 10:30 a.m. Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1-3 30175 Hannover, Germany

Strategy
and self-image

Our strategic objectives, principles and action fields are governed by three overriding goals, from which all others are derived:

Above-average profitability: For us this means to be one of the three most profitable reinsurers worldwide in terms of return on equity and annual growth in earnings per share.

Optimal diversification: We take this to mean generation of maximum profits with our scarce equity and flexible allocation of capital to those business groups, regions and lines of business which offer the highest returns.

Economic independence: This means for us financing of growth with self-generated profits and avoidance of difficulties that would necessitate additional contributions by shareholders.

Our 10 commandments at a glance

Strategic objectives

1. Profit target
   - Return on equity at least 750 basis points over and above the risk-free interest rate
   - Annual double-digit growth in
     - operating profit (EBIT)
     - earnings per share
     - operating value creation

2. Capital management
   - The target is an S&P rating of AA (A.M. Best: A+)
   - Debt before equity in order to keep capital costs as low as possible
   - Optimal use of equity substitutes (risk securitisation and retrocessions)

3. Share price
   - Price development surpassing the performance of the unweighted "Reactions" World Reinsurance Index on a moving three-year average. This facilitates
     - a sustained increase in the value of the shareholders' investment
     - the lowest possible costs of raising equity

Strategic principles

4. Investments
   - Priority attached to investments aimed at achieving an optimally diversified portfolio

5. Growth
   - Organic growth before acquisitions
   - Acquisitions only when they offer more than volume growth

6. Invested assets
   - Generation of an optimal profit contribution in the light of risk/return considerations
   - Continuous dynamic financial analysis for the purpose of optimal asset/liability management

7. Organisation and infrastructure
    - An effective and efficient organisation oriented towards our business processes
    - Investment priority for information management as an increasingly significant competitive factor
    - Accounting systems that satisfy internal and external reporting requirements and support our business processes

8. Human resources policy
    - Attractive jobs for ambitious, performance-minded employees who identify with our corporate objectives
    - Constant improvement of qualifications and motivation
    - Fostering of entrepreneurial thinking by delegating tasks, authorities and responsibility wherever possible

9. Risk management
    - Ongoing monitoring of all risks that could jeopardise the continued existence of the Group or individual parts thereof

Strategic fields of action

10. Performance Excellence
    - Constant improvements in leadership, business policy, quality of employees and in the management of resources and processes
    - In order to achieve the highest possible levels of satisfaction among staff and clients and to generate optimal business results

THE HANNOVER RE GROUP
our global presence

Europe

Hannover Rückversicherungs-AG
Hannover, Germany

E+S Rückversicherungs-AG
Hannover, Germany
(56.8%)

America

Hannover Rückversicherungs-AG
Canadian Branch - Chief Agency
Toronto, Canada

Hannover Rückversicherungs-AG
Canadian Branch - Facultative Office
Toronto, Canada

Clarendon Insurance Group, Inc.
New York, USA
(100.0%)

Insurance Corporation of Hannover
Los Angeles, USA
(100.0%)

Insurance Corporation of Hannover
Itasca/Chicago, USA

Hannover Re Advanced Solutions US Representative Office
Itasca/Chicago, USA

Hannover Life Reassurance Company of America
Orlando, USA
(100.0%)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100.0%)

Hannover Services (México) S.A. de C.V.
Mexico-City, Mexico
(100.0%)



Africa

Hannover Life Reassurance Africa Limited
Johannesburg, South Africa
(96.9%)

Hannover Reinsurance Africa Limited
Johannesburg, South Africa
(96.9%)

Hannover Re Mauritius Ltd.
Port Louis, Mauritius
(96.9%)

%-figures = participation

E+S Reinsurance (Ireland) Ltd.
Dublin, Ireland
(56.8%)

Hannover Life Reassurance (Ireland) Limited
Dublin, Ireland
(100.0%)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Ireland
(100.0%)

Hannover Re Advanced Solutions Limited
Dublin, Ireland
(52.3%)

International Insurance Company of Hannover Ltd.
Virginia Water/London
Great Britain
(100.0%)

Hannover Services (UK) Ltd.
Virginia Water/London,
Great Britain
(100.0%)

Hannover Life Reassurance (UK) Limited
Virginia Water/London,
Great Britain
(100.0%)

Hannover Rückversicherungs-AG Stockholm Branch
Stockholm, Sweden

International Insurance Company of Hannover Ltd. Scandinavian Branch
Stockholm, Sweden

Hannover Re Gestion de Réassurance France S.A.
Paris, France
(100.0%)

Hannover Re Services Italy Srl
Milan, Italy
(99.6%)

HR Hannover Re, Correduría de Reaseguros, S.A.
Madrid, Spain
(100.0%)

Asia

Hannover Rückversicherungs-AG Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokyo, Japan
(100.0%)

Hannover Rückversicherungs-AG Shanghai Representative Office
Shanghai, China

Hannover Rückversicherungs-AG Taipei Representative Office
Taipei, Taiwan

Hannover Rückversicherungs-AG Hong Kong Branch
Hong Kong, China

Hannover Rückversicherungs-AG Malaysian Branch
Kuala Lumpur, Malaysia

Australia

Hannover Rückversicherungs-AG Australian Branch - Chief Agency
Sydney, Australia

Hannover Life Re of Australasia Ltd
Sydney, Australia
(78.4%)

CONSOLIDATED ACCOUNTS
of the Hannover Re Group

CONSOLIDATED BALANCE SHEET
as at 31 December 2002

Assets Figures in EUR thousand	Notes	2002	2001
Fixed-income securities – held to maturity	5.1	356 333	284 070
Fixed-income securities – available for sale	5.1	9 140 755	8 422 878
Fixed-income securities – trading	5.1	–	46 895
Equity securities – available for sale	5.1	717 745	1 021 451
Equity securities – trading	5.1	5 493	8 879
Real estate	5.1	265 858	311 207
Other invested assets	5.1	676 563	578 578
Short-term investments	5.1	874 027	622 569
Total investments without cash		12 036 774	11 296 527
Cash		671 866	830 659
Total investments and cash		12 708 640	12 127 186
Prepaid reinsurance premiums	5.2	739 487	910 068
Reinsurance recoverables on benefit reserve	5.2	489 784	493 650
Reinsurance recoverables on unpaid claims	5.2	6 179 896	6 758 763
Reinsurance recoverables on other reserves	5.2	41 902	113 017
Deferred acquisition costs	5.2	1 321 961	1 196 459
Accounts receivable		3 809 631	3 148 683
Funds held by ceding companies		7 597 206	7 150 799
Goodwill	5.4	233 883	263 258
Other assets	5.13	280 893	291 574
Accrued interest and rent		175 688	194 137
		33 578 971	32 647 594

Liabilities Figures in EUR thousand	Notes	2002	2001
Loss and loss adjustment expense reserve	5.2	18 836 651	18 859 679
Policy benefits for life and health contracts	5.2	4 136 701	3 908 584
Unearned premium reserve	5.2	2 411 591	2 312 432
Provision for contingent commission	5.2	143 120	144 228
Other technical provisions	5.2	7 870	35 323
Reinsurance payable		1 936 514	1 336 760
Funds held under reinsurance treaties		1 630 200	1 744 536
Contract deposits		184 884	261 250
Minorities	5.9	400 426	307 811
Other liabilities	5.13	480 540	460 673
Taxes	5.5	110 311	99 070
Provision for deferred taxes	5.5	742 078	588 555
Notes payable	5.8	698 792	797 148
Surplus debenture	5.8	119 831	119 517
Total liabilities		31 839 509	30 975 566
Stockholders' equity			
Common stock	5.9	97 164	82 799
Nominal value 97 164 Authorised capital 48 500			
Additional paid-in capital		374 451	388 816
Cumulative comprehensive income			
Unrealised appreciation/depreciation of investments, net of deferred taxes		43 127	31 164
Cumulative foreign currency conversion adjustment, net of deferred taxes		(100 276)	(58 192)
Other changes in cumulative comprehensive income	5.10	(54 295)	(15 893)
Total comprehensive income		(111 444)	(42 921)
Retained earnings			
Beginning of period		1 243 334	1 232 615
Net income		267 172	11 084
Dividend paid		–	(69 990)
Other changes		(131 215)	69 625
		1 379 291	1 243 334
Total stockholders' equity		1 739 462	1 672 028
		33 578 971	32 647 594

CONSOLIDATED STATEMENT OF INCOME
for the 2002 financial year

Figures in EUR thousand	Notes	1.1.–31.12.2002	1.1.–31.12.2001
Gross written premiums		12 463 227	11 507 489
Ceded written premiums		4 328 181	4 409 828
Change in gross unearned premiums		(410 963)	(623 721)
Change in ceded unearned premiums		(35 848)	22 119
Net premiums earned		7 688 235	6 496 059
Ordinary investment income	5.1	1 119 629	941 988
Realised gains on investments	5.1	201 907	190 006
Realised losses on investments	5.1	108 554	134 053
Unrealised gains and losses on investments	5.1	(7 090)	21 332
Other investment expenses/depreciations	5.1	277 542	73 567
Net investment income	5.1	928 350	945 706
Other technical income		21 475	17 831
Total revenues		8 638 060	7 459 596
Claims and claims expenses	5.2	5 988 555	5 795 449
Change in policy benefits for life and health contracts	5.2	574 123	297 973
Commission and brokerage	5.2	1 039 969	1 028 602
Other acquisition costs	5.2	35 911	11 667
Other technical expenses		123 495	79 869
Administrative expenses		258 767	178 574
Total technical expenses		8 020 820	7 392 134
Other income and expenses	5.15	(146 318)	41 774
Operating profit/loss (EBIT)		470 922	109 236
Interest on hybrid capital		57 548	56 094
Net income before taxes		413 374	53 142
Taxes	5.5	131 197	17 505
Minority interest		(15 005)	(24 553)
Net income		267 172	11 084

Figures in EUR thousand	Notes	1.1.–31.12.2002	1.1.–31.12.2001
Other comprehensive income	5.10		
Net unrealised appreciation/depreciation of investments		11 963	(40 249)
Cumulative foreign currency conversion adjustments		(42 084)	(49 392)
Other comprehensive income		(38 402)	(16 757)
Net comprehensive income		198 649	(95 314)
Earnings per share	5.12		
Earnings per share in EUR*		2.75	0.11

** For previous year stock split of 15 July in a ratio of 3 for 1 taken into account*

CASH FLOW STATEMENT
for the 2002 financial year

Figures in EUR thousand	1.1.–31.12.2002	1.1.–31.12.2001
I. Cash flows from operating activities		
Consolidated net income (after tax)	267 172	11 084
Appreciation/depreciation	248 759	54 434
Net realised gains and losses on investments	(93 354)	(55 953)
Amortisation of investments	(5 296)	(2 650)
Minority interest	15 005	24 553
Changes in funds held	(1 374 919)	(2 179 236)
Changes in prepaid reinsurance premiums (net)	429 632	603 500
Changes in tax assets/provisions for taxes	55 681	(212 995)
Changes in benefit reserves (net)	532 739	569 958
Changes in claims reserves (net)	2 002 234	2 695 687
Changes in deferred acquisition costs	(208 275)	(482 738)
Changes in other technical provisions	55 790	(89 396)
Changes in clearing balances	(305 019)	119 083
Changes in other assets and liabilities (net)	(4 856)	110 915
Cash flows from operating activities	1 615 293	1 166 246

Figures in EUR thousand	1.1.–31.12.2002	1.1.–31.12.2001
II. Cash flows from investing activities		
Fixed income securities – held to maturity		
Maturities	8 449	15 705
Purchases	(124 606)	(31 745)
Fixed income securities – available for sale		
Maturities, sales	4 941 360	3 377 429
Purchases	(6 020 990)	(4 986 378)
Equity securities – available for sale		
Sales	100 719	831 694
Purchases	(288 255)	(400 488)
Other invested assets		
Sales	19 397	312 654
Purchases	(138 497)	(300 176)
Affiliated companies and participating interests		
Sales	9 273	8 767
Acquisitions	(29 298)	(53 939)
Real estate		
Sales	28 372	1 094
Acquisitions	(2 536)	(84 360)
Short-term investments		
Changes	(239 162)	(151 176)
Other changes (net)	(67 844)	(7 972)
Cash flows from investing activities	(1 803 618)	(1 468 891)

Figures in EUR thousand	1.1.–31.12.2002	1.1.–31.12.2001
III. Cash flows from financing activities		
Inflows from capital increases	–	209 644
Net changes in contract deposits	(65 267)	156 214
Dividend paid	–	(69 990)
Changes in notes payable	(33 797)	350 646
Other changes	63 971	6 041
Cash flows from financing activities	(35 093)	652 555
IV. Exchange rate differences on cash	64 625	(1 513)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(158 793)	348 397
Cash and cash equivalents at the beginning of the period	830 659	482 262
Change in cash and cash equivalents according to cash flow statement	(158 793)	348 397
Cash and cash equivalents at the end of the period	671 866	830 659
Income taxes	(29 233)	(97 620)
Interest paid	(107 039)	(88 554)

SEGMENTAL REPORT
as at 31 December 2002

In the following table we have allocated the underwriting assets and liabilities as at 31 December 2002 and 2001 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

in TEUR	Property/casualty reinsurance		Life/health reinsurance	
	2002	2001	2002	2001
Assets				
Prepaid reinsurance premiums	94 365	135 664	1 523	503
Deferred acquisition costs (net)	250 988	218 873	963 961	889 117
Reinsurance recoverables on benefit reserves	–	–	489 784	493 650
Reinsurance recoverables on incurred claims and others	3 073 835	3 309 175	112 513	187 807
Funds held by ceding companies	252 479	376 714	3 329 560	3 007 960
Total underwriting assets	3 671 667	4 040 426	4 897 341	4 579 037
Liabilities				
Loss and loss adjustment expense reserve	8 954 985	10 120 457	934 142	1 087 888
Policy benefits for life and health contracts	–	–	4 136 701	3 908 584
Unearned premium reserve	1 124 308	1 016 839	21 522	15 926
Other technical provisions	110 872	135 574	20 437	36 661
Funds held under reinsurance treaties	986 831	735 653	343 819	331 418
Total underwriting liabilities	11 176 996	12 008 523	5 456 621	5 380 477

Financial reinsurance 2002	Financial reinsurance 2001	Program business 2002	Program business 2001	Total 2002	Total 2001
86	–	643 513	773 901	739 487	910 068
25 604	1 590	81 408	86 879	1 321 961	1 196 459
–	–	–	–	489 784	493 650
632 218	834 777	2 403 232	2 540 021	6 221 798	6 871 780
4 012 475	3 731 432	2 692	34 693	7 597 206	7 150 799
4 670 383	4 567 799	3 130 845	3 435 494	16 370 236	16 622 756
5 544 198	4 544 332	3 403 326	3 107 002	18 836 651	18 859 679
	–	–	–	4 136 701	3 908 584
103 913	125 691	1 161 848	1 153 976	2 411 591	2 312 432
19 681	4 475	–	2 841	150 990	179 551
24 164	367 945	275 386	309 520	1 630 200	1 744 536
5 691 956	5 042 443	4 840 560	4 573 339	27 166 133	27 004 782

Segmental statement of income

in TEUR	Property/casualty reinsurance		Life/health reinsurance	
	2002	2001	2002	2001
Gross written premiums	6 020 029	4 938 461	2 471 500	2 371 022
Net premiums earned	3 502 073	2 989 302	2 142 270	1 740 263
Claims and claims expenses	2 722 079	2 795 966	1 218 683	1 066 010
Change in policy benefits for life and health contracts	–	–	(574 123)	(297 973)
Commission and brokerage and other technical expenses	543 154	590 366	478 322	489 652
Investment income	255 860	361 353	268 424	196 751
Administrative expenses	106 042	84 261	56 625	32 459
Other income and expenses	(81 080)	79 391	-34 464	(445)
Operating profit/loss (EBIT)	305 578	(40 547)	48 477	50 475
Interest on hybrid capital	40 866	41 420	6 575	6 028
Net income before taxes	264 712	(81 967)	41 902	44 447
Taxes	97 642	(14 387)	9 755	15 764
Minority interest	(12 931)	(7 946)	(2 150)	(5 452)
Net income	154 139	(75 526)	29 997	23 231

Financial reinsurance		Program business		Total	
2002	2001	2002	2001	2002	2001
1 242 611	1 740 606	2 729 087	2 457 400	12 463 227	11 507 489
1 210 956	1 280 345	832 936	486 149	7 688 235	6 496 059
1 380 973	1 557 458	666 820	376 015	5 988 555	5 795 449
–	–	–	–	(574 123)	(297 973)
132 924	11 336	23 500	10 953	1 177 900	1 102 307
357 194	357 955	46 872	29 647	928 350	945 706
5 393	2 814	90 707	59 040	258 767	178 574
(1 034)	(978)	(29 740)	(36 194)	(146 318)	41 774
47 826	65 714	69 041	33 594	470 922	109 236
3 716	4 436	6 391	4 210	57 548	56 094
44 110	61 278	62 650	29 384	413 374	53 142
4 323	5 893	19 477	10 235	131 197	17 505
(92)	(9 830)	168	(1 325)	(15 005)	(24 553)
39 695	45 555	43 341	17 824	267 172	11 084

NOTES
Contents

NOTES

1. General accounting principles

The parent company of Hannover Rückversicherungs-Aktiengesellschaft (Hannover Re) is HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i et seq. of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. We have prepared our own consolidated financial statement, although there is no legal obligation to do so, in order to show the activities of the Hannover Re Group.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

At the end of June 2001 the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations". This Statement requires that all business combinations initiated after 30 June 2001 be accounted for using a single method, namely the purchase method. A distinction is made between acquired intangible assets that are to be recognised separately from goodwill and those that are to be reported in goodwill.

At the same time the FASB issued SFAS 142 "Goodwill and Other Intangible Assets", which states that goodwill will no longer be amortised but will be tested (at least) annually for impairment in a two-step fair value process. SFAS 142 further contains accounting provisions applicable to finite-lived intangible assets (wasting assets) and indefinite-lived intangible assets recognised in financial statements.

Hannover Re has applied the standards since 1 January 2002. The effects are described in section 5.4 "Goodwill; present value of future profits on acquired life reinsurance portfolios".

In August 2001 the FASB published SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This standard requires that a long-lived asset classified as held for sale be accounted for at the lower of its carrying amount or fair value (less cost to sell). Depreciation (amortisation) is to cease. This means that future losses from discontinued operations and from long-lived assets to be disposed of by sale are no longer recognised before they occur.

The application of SFAS 144 had no significant implications for the consolidated financial statement in the financial year.

In June 2002 SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" was published. This Statement requires that costs associated with exit or disposal activities be recognised as liabilities when the costs are incurred, provided the fair value can be reasonably measured. It had previously been the case that such liabilities could be recognised at the date of an entity's commitment to a restructuring plan.

SFAS 146 is to be applied prospectively to exit and disposal activities initiated after 31 December 2002.

In November 2002 the FASB issued Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness and Others – an Interpretation of FASB Statements 5, 57 and 107 and recission of FASB Interpretation 34". The interpretation elaborates on the information that a guarantor is required to disclose in its financial statements with respect to the obligations assumed under guarantees that it issues. FIN 45 further clarifies that at the time a company issues a guarantee, the company must recognise an initial liability for the fair value of the obligations it assumes under the guarantee. The disclosure requirements are effective for financial statements of interim or annual periods ending after 15 December 2002. The initial recognition and initial measurement provisions apply to guarantees and contingent liabilities entered into after 31 December 2002.

Hannover Re is currently examining the implications of the recognition and measurement provisions of FIN 45.

In December 2002 the FASB published SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123". Supplementary to the existing provisions, this Statement provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. It also requires additional disclosures about the method of accounting for stock-based employee compensation and the effect of initial application of the standard on reported results.

In January 2003 the FASB issued FIN 46 "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51". This Statement clarifies consolidation by business enterprises of variable interest entities. Further details are provided in section 5.1 under the heading "Securitisation of reinsurance risks".

All Statements of Financial Accounting Standards (SFAS) issued by the FASB on or before 31 December 2002 with binding effect for the 2002 financial year have been observed in the consolidated financial statement.

The declaration of conformity required pursuant to § 161 German Stock Corporation Act (AktG) regarding compliance with the German Corporate Governance Code has been submitted and made available to the stockholders.

In the consolidated financial statement and the individual companies' financial statements it is to some extent necessary to make estimates and assumptions which affect the assets and liabilities shown in the balance sheet and the disclosure of income and expenses during the reporting period. The actual amounts may diverge from the estimated amounts.

2. Accounting principles including reporting and valuation methods

The annual financial statements included in the consolidated financial statement were drawn up as at 31 December.

The annual financial statements of all companies were initially drawn up in compliance with the provisions of the respective national laws and then transformed to US GAAP in accordance with standard Group accounting and valuation rules.

3. Consolidated companies and consolidation principles

Consolidated companies

Hannover Re is the parent company of the Group. The consolidated financial statement includes six German and sixteen foreign companies, as well as three foreign consolidated entities. Two German and three foreign companies were consolidated using the equity basis of accounting.

In the financial year Hannover Re transferred its shares in the Insurance Corporation of Hannover to Hannover Finance Inc. By simultaneously purchasing the interest held by E+S Rück in Hannover Finance Inc., Hannover Re is now the sole stockholder of Hannover Finance Inc. (further information is provided in section 6.1 "Transactions with related parties").

Compass Insurance Holdings (Pty) Ltd. was consolidated for the first time in the financial year with effect from 1 January 2002 (cf. section 5.4 "Goodwill"). Compass Insurance is a subsidiary of Lireas Holdings within the subgroup Hannover Reinsurance Group Africa.

HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, Munich/Germany, was wound up. The company's assets were transferred to Hannover Re (further information is provided in section 6.1 "Transactions with related parties").

Following complete disposal of its shares Protection Reinsurance Intermediaries Ltd., London/UK, left the consolidated group companies in the third quarter.

In conformity with Item 7.1.4 of the recommendations of the German Corporate Governance Code the following table also lists major participations in unconsolidated third companies.

The figures for the capital and reserves as well as the result for the last financial year are taken from the local financial statements drawn up by the companies.

The following companies are included in the consolidated financial statement:

Name and registered office of the company (Figures in currency units of 1 000)	Participation in %	Capital and reserves		Results for the last financial year	
Affiated companies resident in Germany					
Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Germany	100.0	EUR	586 504	EUR	11 355
Hannover America Private Equity Partners II GmbH & Co. KG, Hannover/Germany	89.2	USD	20 000		–
Hannover Euro Private Equity Partners III GmbH & Co. KG, Hannover/Germany	78.4	EUR	1 000		–
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG Grundstücksgesellschaft, Hannover/Germany	70.6	EUR	58 799	EUR	1 265
E+S Rückversicherungs-AG, Hannover/Germany	56.8	EUR	440 281	EUR	20 000
Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover/Germany	55.2	EUR	9 581	EUR	(89)
Affiated companies resident abroad					
Hannover Finance (Luxembourg) S.A., Luxembourg/Luxembourg	100.0	EUR	18 539	EUR	(9 010)
Hannover Finance (UK) Limited, Virginia Water/United Kingdom	100.0	GBP	103 362	GBP	(4)
Hannover Life Reassurance Company of America, Orlando/USA	100.0	USD	87 817	USD	1 430
Hannover Life Reassurance (Ireland) Ltd., Dublin/Ireland	100.0	EUR	98 600	EUR	(1 668)
Hannover Life Reassurance (UK) Ltd., Virginia Water/United Kingdom	100.0	GBP	21 438	GBP	117
Hannover Re (Bermuda) Ltd., Hamilton/Bermuda	100.0	EUR	575 146	EUR	62 918
Hannover Reinsurance (Ireland) Ltd., Dublin/Ireland	100.0	EUR	219 521	EUR	35 222
Hannover Re Sweden Insurance Company Ltd., Stockholm/Sweden	100.0		–	SEK	723
Hannover Services (UK) Ltd., Virginia Water/United Kingdom	100.0	GBP	680	GBP	343
International Insurance Company *of Hannover Ltd., Virginia Water/United Kingdom*	100.0	GBP	64 563	GBP	529
Hannover Finance, Inc., Wilmington/USA	100.0	USD	353 043	USD	22 349
Hannover Finance, Inc. compiles its own sub-group financial statement, including the following major companies in which it holds the following shares:					
Clarendon America Insurance Company, Trenton/USA	100.0	USD	151 813	USD	(3 759)
Clarendon National Insurance Company, Trenton/USA	100.0	USD	568 128	USD	10 742

Name and registered office of the company (Figures in currency units of 1 000)	Participation in %	Capital and reserves		Results for the last financial year	
Clarendon Select Insurance Company, Tallahassee/USA	100.0	USD	42 282	USD	(35)
Harbor Specialty Insurance Company, Trenton/USA	100.0	USD	30 729	USD	5 941
Insurance Corporation of Hannover, Chicago/USA	100.0	USD	147 008	USD	(2 650)
Lion Insurance Company, Tallahassee/USA	100.0	USD	7 167	USD	20
Redland Insurance Company Council Bluffs/USA	100.0	USD	22 874	USD	3 878
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/South Africa	96.9	ZAR	382 309	ZAR	(2 685)
Hannover Reinsurance Group Africa (Pty) Ltd. compiles its own sub-group financial statement, including the following major companies in which it holds the following shares:					
Compass Insurance Holdings (Pty) Ltd., Johannesburg/South Africa[3]	100.0	ZAR	32 355	ZAR	4 026
Hannover Life Reassurance Africa Ltd., Johannesburg/South Africa	100.0	ZAR	35 173	ZAR	3 135
Hannover Reinsurance Africa Ltd., Johannesburg/South Africa	100.0	ZAR	295 316	ZAR	(48 322)
Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius	100.0	MUR	164 207	MUR	6 064
Lireas Holdings (Pty) Ltd., Johannesburg/South Africa	100.0	ZAR	13 292	ZAR	(38 810)
Aviation Insurance Company Ltd., Cape Town/South Africa[4]	25.0	ZAR	17 355	ZAR	5 453
Hannover Re Real Estate Holdings, Inc., Orlando/USA	94.2	USD	119 835	USD	7 519
Hannover Re Real Estate Holdings, Inc. holds a sub-group including the following major companies in which it holds the following shares:					
Hannover USA Real Estate Corporation, Orlando/USA	94.2	USD	50 075	USD	1 233
Summit at Southpoint Corporation, Jacksonville/USA	94.2	USD	7 386	USD	64
Orange Avenue Corporation, Orlando/USA	94.2	USD	1 122	USD	4 955
WRH Offshore High Yield Partners, L.P., Wilmington/USA	87.0	USD	40 634	USD	2 030
Penates A, Ltd., Tortola/British Virgin Islands	86.4	USD	45 994	USD	3 448
Hannover Life Re of Australasia Ltd, Sydney/Australia	78.4	AUD	173 220	AUD	14 220

Name and registered office of the company (Figures in currency units of 1 000)	Participation in %	Capital and reserves		Results for the last financial year	
Hannover Re Advanced Solutions Ltd., Dublin/Ireland	52.3	EUR	578	EUR	(205)
Associated companies resident in Germany					
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Germany	39.2	EUR	74 736	EUR	29 828
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Germany[2]	25.0	EUR	106 907	EUR	37 100
Associated companies resident abroad					
ITAS Assicurazioni S.p.A., Trento/Italy[1]	43.7	EUR	48 754	EUR	1 405
ITAS Vita S.p.A., Trento/Italy[1]	43.7	EUR	30 816	EUR	35
WPG Corporate Development Associates IV (Overseas), L.L.C., Grand Cayman/Cayman Islands	26.9	USD	3 155	USD	2 809
Participations in Germany					
JM Management Consulting GmbH, Hannover/Germany	74.0	EUR	47	EUR	(3)
Oval Office Grundstücks GmbH, Hannover/Germany	50.0	EUR	11	EUR	(13)
Willy Vogel Beteiligungs GmbH, Hannover/Germany[1]	15.0	EUR	57 664	EUR	2 637
HL Grundstücksgesellschaft, Hannover/Germany	10.0	EUR	30 678	EUR	8
Internationale Schule Hannover Region, Hannover/Germany[5]	8.5	EUR	448	EUR	185
Participations abroad					
Mediterranean Re, PLC, Dublin/Ireland[2]	33.3	USD	3 950	USD	277
Special Risk Insurance and Reinsurance Luxemburg S.A., Luxembourg/Luxembourg	18.2	EUR	291 230	EUR	(8 770)
HI Holdings, Inc., Honolulu, Hawaii[3][6]	16.3	USD	15 389	USD	2 095
Inter Ocean Holdings Ltd., Hamilton/Bermuda[1][3]	10.0	USD	63 948	USD	5 318
Acte Vie S.A. Compagnie d' Assurances sur la Vie et de Capitalisation, Strasbourg/France[1]	9.4	EUR	6 906	EUR	253
Bulstrad Life Insurance, Sofia, Bulgaria[1]	9.1	BGN	5 358	BGN	235

1) Financial year as at 31 December 2001
2) Provisional (unaudited) figures
3) Consolidated figures
4) Financial year from 1 January 2001 to 31 October 2001
5) Financial year as at 31 July 2002
6) Voting shares: 16.27%

Capital consolidation

The capital consolidation is based upon the "purchase accounting" method (comparable to the German revaluation method). The purchase costs of the parent company have been netted with the proportionate stockholders' equity of the subsidiary at the time when it was first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with SFAS 141 are to be accounted for separately from goodwill, the difference between the revalued stockholders' equity of the subsidiary and the purchase price is recognised as goodwill. Immaterial and negative goodwill were booked to earnings in the year of their occurrence. Where minority interests in the stockholders' equity exist, such interests are reported separately. The minority interest in the result is deducted from the net income in the statement of income and totalled EUR 15,005 thousand (previous year: EUR 24,553 thousand) in the 2002 financial year.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Acquisitions/new establishments

Hannover Euro Private Equity Partners II GmbH & Co. KG (HEPEP II)

HEPEP II commenced business operations on 28 January 2002. The company has capital resources of EUR 12.8 million, in which Hannover Re and E+S Rück each hold participations of 35.2%. The object of the company is to build, hold and manage a portfolio of assets comprising equity capital and quasi-equity participations primarily in Europe.

Hannover Euro Private Equity Partners III GmbH & Co. KG (HEPEP III)

HEPEP III was established on 25 November 2002. The company has capital resources of EUR 1.0 million, in which Hannover Re and E+S Rück each hold participations of 50.0%. The object of the company is to build, hold and manage a portfolio of assets comprising equity capital and quasi-equity participations primarily in Europe.

Hannover America Private Equity Partners II GmbH & Co. KG (HAPEP II)

HAPEP II was established on 25 November 2002. The company has capital resources of EUR 20.0 million, in which Hannover Re holds a participation of 75% and E+S Rück a participation of 25%. The object of the company is to build, hold and manage a portfolio of assets comprising equity capital and quasi-equity participations primarily in the USA.

Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV)

Effective 12 December 2002 Hannover Rück Beteiligung Verwaltungs-GmbH was established as a wholly owned subsidiary of Hannover Rückversicherungs-AG. The object of the company is to hold, acquire and dispose of participations in other enterprises. The capital stock amounts to EUR 15.0 million and was furnished by way of a non-cash contribution of the shares in E+S Rück. The contribution was made at the current value of the E+S Rück shares.

5. Notes on the individual items of the balance sheet and statement of income

5.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private-equity limited partnerships.

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio, available-for-sale portfolio and trading portfolio as at the balance sheet dates of 31 December 2002 and 2001

Figures in EUR thousand	2002		2001	
	Cost or amortised cost	Estimated fair value	Cost or amortised cost	Estimated fair value
Held-to-maturity				
Due in one year	30 608	31 382	7 950	7 978
Due after one through five years	173 937	187 824	197 670	206 654
Due after five through ten years	130 000	138 330	75 095	64 465
Due after ten years	21 788	24 057	3 355	18 279
Total	356 333	381 593	284 070	297 376
Available-for-sale				
Due in one year	1 279 481	1 289 054	800 467	799 807
Due after one through five years	4 380 831	4 515 430	4 571 102	4 631 074
Due after five through ten years	2 059 290	2 142 071	1 815 000	1 859 462
Due after ten years	1 161 819	1 194 200	1 163 738	1 132 535
Total	8 881 421	9 140 755	8 350 307	8 422 878
Trading				
Due after one through five years	–	–	7 832	7 878
Due after five through ten years	–	–	38 789	39 016
Total	–	–	46 620	46 895

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
Corporate securities	238 466	16 413	–	254 879
Asset-backed securities	87 867	7 560	–	95 427
Other securities	30 000	1 601	314	31 287
Total	356 333	25 574	314	381 593

2001 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
US Treasury Notes	32 893	1 573	–	34 466
Other foreign government debt securities	2 289	73	–	2 362
Corporate securities	174 238	8 250	299	182 189
Asset-backed securities	56 031	3 862	–	59 893
Other securities	18 619	36	189	18 466
Total	284 070	13 794	488	297 376

Amortised costs and unrealised gains and losses on the portfolios of investments classified as available for sale and trading

2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Available-for-sale				
Fixed-income securities				
Government debt securities of EU member states	1 547 751	50 090	–	1 597 841
US Treasury Notes	1 339 647	44 464	–	1 384 111
Other foreign government debt securities	451 613	13 883	1 310	464 186
Corporate securities	3 525 911	143 321	43 255	3 625 977
Asset-backed securities	1 032 697	28 426	14 514	1 046 609
From investment funds	521 285	22 929	380	543 834
Other securities	462 517	17 448	1 768	478 197
	8 881 421	320 561	61 227	9 140 755
Dividend-bearing securities				
Equities	190 614	5 536	33 450	162 700
From investment funds	667 257	–	113 297	553 960
Other dividend-bearing securities	1 165	–	80	1 085
	859 036	5 536	146 827	717 745
Short-term investments	874 027	–	–	874 027
Total	10 614 484	326 097	208 054	10 732 527
Trading				
Dividend-bearing securities				
Derivatives	–	5 493	–	5 493
Total	–	5 493	–	5 493

2001 Figures in EUR thousand	Cost or amortised cost	Unrealised		Fair value
		gains	losses	
Available-for-sale				
Fixed-income securities				
Government debt securities of EU member states	1 696 999	20 010	8 453	1 708 556
US Treasury Notes	1 381 566	39 156	2 435	1 418 287
Other foreign government debt securities	383 918	8 075	14 393	377 600
Corporate securities	3 284 762	98 143	64 378	3 318 527
Asset-backed securities	788 316	15 138	16 692	786 762
From investment funds	562 144	–	5 545	556 599
Other securities	252 602	4 930	985	256 547
	8 350 307	185 452	112 881	8 422 878
Dividend-bearing securities				
Equities	309 407	33 027	21 089	321 345
From investment funds	746 787	884	47 993	699 678
Other dividend-bearing securities	728	–	300	428
	1 056 922	33 911	69 382	1 021 451
Short-term investments	622 569	–	–	622 569
Total	10 029 798	219 363	182 263	10 066 898
Trading				
Fixed-income securities				
Corporate securities	46 620	275	–	46 895
Dividend-bearing securities				
Derivatives	–	9 287	408	8 879
Total	46 620	9 562	408	55 774

Investment income

Figures in EUR thousand	2002	2001
Real estate	33 878	23 627
Dividends	59 025	35 644
Ordinary investment income on fixed-income securities	506 880	463 961
Other income	519 846	418 756
Ordinary investment income	1 119 629	941 988
Realised gains on investments	201 907	190 006
Realised losses from investments	108 554	134 053
Unrealised gains and losses	(7 090)	21 332
Real etate depreciation	7 982	6 470
Write-off on dividend-bearing securities	164 594	12 928
Write-off on fixed-income securities	25 639	9 968
Write-downs on participations	16 849	6 298
Other investment expenses	62 478	37 903
Total investment income	928 350	945 706

The increase in other income derived largely from higher interest on deposits.

Rating structure of fixed-income securities

2002 Figures in EUR thousand	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	171 069	124 091	55 791	5 113	–	–	–	269	356 333
Fixed-income securities – available-for-sale	5 443 188	1 650 983	1 232 447	464 252	54 465	175 158	4 969	115 293	9 140 755
Total fixed-income securities	5 614 257	1 775 074	1 288 238	469 395	54 465	175 158	4 969	115 562	9 497 088

2001 Figures in EUR thousand	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	169 031	84 033	19 596	8 538	606	2 266	–	–	284 070
Fixed-income securities – available-for-sale	5 085 611	1 618 287	1 058 751	385 980	23 886	98 049	1 800	150 514	8 422 878
Fixed-income securities – trading	–	–	–	2 438	14 373	29 827	257	–	46 895
Total fixed-income securities	5 254 642	1 702 320	1 078 347	396 956	38 865	130 142	2 057	150 514	8 753 843

Investments were held in the following currencies

2002 Figures in EUR thousand	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Other	Total
Fixed-income securities – held-to-maturity	–	–	354 545	–	–	1 788	–	–	356 333
Fixed-income securities – available-for-sale	420 128	179 164	2 908 165	1 087 029	31 947	4 282 076	20 227	212 019	9 140 755
Equity securities – available-for-sale	21 438	1 886	414 762	35 936	9 537	211 503	22 000	683	717 745
Equity securities – trading	–	–	97	5 364	–	32	–	–	5 493
Other invested assets	62	–	392 386	8 206	1 170	523 896	13 036	3 665	942 421
Short-term investments, cash	99 672	39 147	278 380	81 209	39 108	869 301	79 166	59 910	1 545 893
Total investments and cash	541 300	220 197	4 348 335	1 217 744	81 762	5 888 596	134 429	276 277	12 708 640

2001 Figures in EUR thousand	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Other	Total
Fixed-income securities – held-to-maturity	–	–	235 193	–	–	48 877	–	–	284 070
Fixed-income securities – available-for-sale	403 571	334 705	2 707 193	939 217	63 424	3 812 330	19 984	142 454	8 422 878
Fixed-income securities – trading	–	–	–	–	–	46 895	–	–	46 895
Equity securities – available-for-sale	32 610	2 701	415 272	48 201	–	476 820	45 517	330	1 021 451
Equity securities – trading	–	–	5 124	3 755	–	–	–	–	8 879
Other invested assets	77	–	288 812	6 805	1 225	581 939	7 694	3 233	889 785
Short-term investments, cash	71 593	27 835	322 961	66 185	18 426	809 802	32 026	104 400	1 453 228
Total investments and cash	507 851	365 241	3 974 555	1 064 163	83 075	5 776 663	105 221	250 417	12 127 186

Real estate

Real estate is divided into real estate for own use and third-party use. Only the real estate in the portfolio which is used to generate income is shown under the investments. Real estate is valued at cost of acquisition less scheduled depreciation.

Income and expenses from rental agreements are included in the investment income.

Breakdown of real estate

Figures in EUR thousand	2002	2001
Real estate	265 858	311 207
Own-use real estate (other assets)	43 119	44 299

Cash equivalents

This item comprises investments with a life of up to one year.

Securitisation of reinsurance risks

In January 2003 the FASB published FIN 46 "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" addressing the consolidation by business enterprises of variable interest entities. In cases where consolidation is not required on the basis of a majority voting interest, a variable interest entity is to be consolidated by the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses and receives a majority of its expected residual returns as a result of holding variable interests.

FIN 46 is to be applied for the first time with effect from 1 July 2003. In addition, FIN 46 contains immediately applicable disclosure requirements with respect to existing relationships with variable interest entities that are to be satisfied even if such entities are not consolidated.

Since January 1999 Hannover Re has used a special purpose entity in order to retrocede a defined portfolio of life reinsurance treaties. The reinsurance treaties cover the underwriting years 1999 to 2001.

On payment of the corresponding acquisition costs to Hannover Re a so-called "protected cell" assumes contractually defined unit-linked life reinsurance portfolios and finances the business by sourcing funds on the international capital markets. The experience account totalled EUR 194.2 million as at 31 December 2002.

This transaction falls within the scope of FIN 46. Hannover Re is currently examining whether the transaction establishes variable interests as defined by FIN 46 and whether a Group company is the primary beneficiary, therefore giving rise to a consolidation requirement.

Within the scope of the portfolio-linked securitisation of certain reinsurance risks under transactions concluded in November 1993 and March 2002 Hannover Re has retroceded business on a proportional basis to various insurance enterprises in the form of special purpose entities that finance the business via the international capital markets.

The liable equity capital of these special purpose entities amounts to EUR 276.0 million. It is fully secured and thus does not constitute any risk of loss for Hannover Re. The securitised risks involve natural catastrophes (hurricanes and earthquakes in the USA, windstorms in Europe and earthquakes in Japan) as well as worldwide aviation business.

Based on our current assessment, Hannover Re is not the primary beneficiary in any of the transactions. Furthermore, as things presently stand the maximum risk of loss resulting from these interests is insignificant for the Group.

The extent of the interests in special purpose entities other than those described above is currently being analysed in the light of the scope of FIN 46. There are grounds to presume that further information on these transactions will have to be disclosed when FIN 46 is initially applied. A consolidation requirement does not exist based on our current assessment. As things presently stand, the total scope of these transactions and the resulting maximum risk of loss for the Group are insignificant.

5.2 Underwriting assets and liabilities

Underwriting assets

The retrocessionaires' portions of the technical provisions are based on the contractual agreements of the underlying reinsurance treaties.

Contrary to German accounting requirements, SFAS 60 "Accounting and Reporting by Insurance Enterprises" requires that acquisition costs be capitalised as assets and amortised via the statement of income in proportion to the earned premiums.

In the case of property and casualty reinsurance, acquisition costs directly connected with the acquisition or renewal of treaties are deferred and amortised in line with the unearned portion of the premiums. In life and health reinsurance, the capitalised acquisition costs under life and annuity policies with regular premium payments are determined in the light of the period of the contracts, the expected surrenders, the lapse expectancies and the anticipated interest income. In the case of annuity policies with a single premium payment, these values refer to the expected policy period or period of annuity payment.

Development of deferred acquisition costs

Figures in EUR thousand	2002	2001
Balance as at 1 January	1 196 459	714 427
Currency exchange rate differences	(88 800)	4 167
	1 107 659	718 594
Changes	216 821	477 659
Currency exchange rate differences between valuation at the average rate and the year-end rate	(2 519)	206
Balance as at 31 December	1 321 961	1 196 459

Technical provisions

The loss and loss adjustment expense reserves are in principle calculated on the basis of the information supplied by ceding companies. IBNR reserves are also included. The total amount of the reserves corresponds to the "principle of best estimate" under US GAAP. This estimate is based on past experience and estimations of future development. In one subsegment of financial reinsurance technical provisions were discounted at interest rates of between 3.0% and 8.6%. The interest rates are determined by the contractual agreements. These treaties are discounted over a period of at least four years, which represents the period from inception to expiry of the respective contracts. The discounted amount totals EUR 1,127.2 million (EUR 1,370.4 million). As at year-end 2002 the discounted provisions amounted to EUR 4,314.9 million (EUR 4,758.3 million).

The development of the loss and loss adjustment expense reserve is shown in the following table. Commencing with the gross reserve, the change in the reserve after deduction of the reinsurers' portions is shown in the year under review and the previous year.

Figures in EUR thousand	2002	2001
Reserve as at 31 December of previous year (gross)	18 859 679	12 782 710
Reserve as at 31 December of previous year (retro)	6 758 763	3 532 690
Reserve as at 31 December of previous year (net)	12 100 916	9 250 020
Effects of currency conversion as at 1 January of year under review	(1 418 010)	264 825
Net reserve as at 1 January of year under review	*10 682 906*	*9 514 845*
Change in additions to/departures from the consolidated group	4 963	–
Incurred claims and claims expenses		
Year under review	4 267 103	4 813 028
Previous years	1 721 452	982 421
	5 988 555	5 795 449
Less:		
Claims and claims expenses paid (net)		
Year under review	744 315	617 209
Previous years	3 198 517	2 564 727
	3 942 832	3 181 936
Effects of currency conversion at exchange rates on 31 December of year under review (net)	(76 837)	(27 442)
Reserve as at 31 December of year under review (net)	12 656 755	12 100 916
Reserve as at 31 December of year under review (retro)	6 179 896	6 758 763
Reserve as at 31 December of year under review (gross)	18 836 651	18 859 679

Policy benefits for life and health contracts are established in accordance with the principles set out in SFAS 60. The provisions are based on the Group companies' information regarding mortality, interest and lapse rates.

Unearned premiums derive from the deferral of ceded reinsurance premiums. They are geared to the period during which the risk is carried and were established in accordance with the information supplied by ceding companies. In cases where no information was received, the unearned premiums were estimated using suitable methods. Premiums paid for periods subsequent to the date of the balance sheet were deferred from recognition within the statement of income.

5.3 Contracts with no technical risk

We have identified insurance contracts which do not satisfy the requirements of SFAS 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". These involve reinsurance treaties under which the risk transfer between the ceding company and the reinsurer is of merely subordinate importance. With the exception of the contractually agreed fee payable by the ceding company, these contracts were eliminated in full from the technical account. The profit components were netted under other income/expenses. The payment flows resulting from these contracts were reported in the cash flow statement under financing activities. Technical amounts were shown as net changes in contract deposits, the fair values of which corresponded approximately to their book values.

5.4 Goodwill; present value of future profits on acquired life reinsurance portfolios

At the end of June 2001 the FASB issued the accounting standards SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". Hannover Re has applied these provisions since 1 January 2002. Goodwill was therefore no longer amortised, but was tested for impairment in a two-step fair value process.

Development of goodwill

Figures in EUR thousand	2002	2001
Goodwill net as at 1 January	263 258	266 066
Currency exchange rate differences	(30 132)	10 569
	233 126	276 635
Additions	1 945	–
Impairments	1 188	13 377
Goodwill net as at 31 December	**233 883**	**263 258**

The impairments reported in the financial year were primarily attributable to Compass Insurance Holdings held by Lireas Holdings within Hannover Reinsurance Group Africa.

In addition, no unscheduled amortisation was necessary in the financial year.

Development of the present value of future profits (PVFP) on acquired life reinsurance portfolios

Figures in EUR thousand	*2002*	*2001*
Balance as at 1 January	17 015	19 409
Amortisation	2 394	2 394
Balance as at 31 December	14 621	17 015

The period of amortisation on acquired portfolios varies between 5.5 and 15 years.

5.5 Taxes and deferred taxes

Deferred tax assets and liabilities are booked in accordance with SFAS 109 for tax reductions and additional tax charges expected in subsequent financial years, insofar as they result from different valuations of individual balance sheet items. In principle, such valuation differences may arise between the national tax balance sheet and the national commercial balance sheet, the uniform consolidated balance sheet and the national commercial balance sheet as well as from tax loss carry-forwards and tax credits. Deferred taxes are based on the current tax rates. In the event of a change in the tax rates on which the calculation of the deferred taxes is based, appropriate allowance is made in the year in which the change in the tax rate is stipulated in law with sufficient certainty. Deferred taxes at the Group level are booked using the Group tax rate of 40%.

Figures in EUR thousand	*2002*	*2001*
Current taxes		
Germany	28 759	6 665
Outside Germany	7 225	15 501
Deferred taxes		
Germany	201 037	41 970
Outside Germany	(105 824)	(46 631)
Total	131 197	17 505

Deferred tax assets and deferred tax liabilities of all Group companies

Figures in EUR thousand	2002	2001
Deferred tax assets		
Tax loss carry-forwards	40 622	99 581
Loss and loss adjustment expense reserves	98 624	180 975
Policy benefits for life and health contracts	115 497	128 476
Other provisions	102 075	75 001
Valuation differences relating to investments	79 012	35 691
Other valuation differences	31 530	(17 865)
Total	467 360	501 859
Deferred tax liabilities		
Loss and loss adjustment expense reserves	93 821	71 003
Policy benefits for life and health contracts	66 919	50 044
Other technical/non-technical provisions	1 715	12 485
Equalisation reserve	442 713	394 893
Deferred acquisition costs	426 003	362 483
Valuation differences relating to investments	131 802	85 975
Other valuation differences	46 465	113 531
Total	1 209 438	1 090 414
Deferred tax liabilities	742 078	588 555

The following table presents a reconciliation of the expected expense for income taxes with the actual provision for income taxes reported in the statement of income. The pre-tax result is multiplied by the Group tax rate in order to calculate the Group's expected expense for income taxes. The Group tax rate used is composed of the corporate-income-tax rate of 25%, the German reunification charge of 5.5% levied on corporate income tax and trade earnings tax of 13.625% calculated on the basis of this effective corporate-income-tax rate.

Reconciliation of the expected expense for income taxes with the actual provision for income taxes

Figures in EUR thousand	*2002*	*2001*
Profit before income taxes	413 374	44 985
Expected tax rate	40%	38%
Expected expense for income taxes	165 350	17 094
Change in deferred rates of taxation	8 523	1 605
Taxation differences affecting foreign subsidiaries	(54 072)	(35 790)
Other	11 396	34 596
Actual provision for income taxes	131 197	17 505

5.6 Staff and expenditures on personnel

Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,900 (previous year: 1,676). Of this number, 750 were employed in Germany in the year under review. The majority of staff were employed at the consolidated Group companies abroad.

Personnel information	*Average in 2001*	*31.3.2002*	*30.6.2002*	*30.9.2002*	*31.12.2002*	*Average in 2002*
Number of employees (excluding board members)	1 676	1 833	1 869	1 882	2 016	1 900

Nationality of employees	*US*	*German*	*Other*	*South African*	*UK*	*Irish*	*Total*
Number of employees	742	700	321	151	85	17	2 016

Expenditures on personnel

The expenditures on insurance business, claims expenses (claims settlement) and expenditures on the administration of investments include the following personnel expenditures:

Figures in EUR thousand	2002	2001
a) Wages and salaries		
aa) Expenditures on insurance business	96 222	83 208
ab) Expenditures on the administration of investments	9 225	6 334
	105 447	89 542
b) Social security contributions and expenditure on provisions and assistance		
ba) Social security contributions	11 356	10 120
bb) Expenditures for pension provision	12 013	6 418
bc) Expenditures for assistance	2 851	2 589
	26 220	19 127
Total	131 667	108 669

5.7 Provisions for pensions and similar liabilities

Pension commitments are given in accordance with the relevant version of the pension plan as amended. The 1968 pension plan provides for retirement, disability, widows' and orphans' benefits. The pension entitlement is dependent on length of service; entitlements under the statutory pension insurance scheme are taken into account. The pension plan was closed to new participants with effect from 31 January 1981.

On 1 April 1993 (1 June 1993 in the case of managerial staff) the 1993 pension plan came into effect. This pension plan provides for retirement, disability and surviving dependants' benefits. The scheme is based upon annual determination of the pension contributions, which at 1% up to the assessment limit in the statutory pension insurance scheme and 2.5% above the assessment limit of the pensionable employment income are calculated in a range of 0.7% to 1% and 1.75% to 2.5% respectively depending upon the company's performance. The pension plan closed as at 31 March 1999.

From 1997 onwards it has been possible to obtain pension commitments through deferred compensation. The employee-funded commitments included in the provisions for accrued pension rights are protected by an insurance contract with HDI Lebensversicherung AG, Hamburg.

As at 1 July 2000 the 2000 pension plan came into force for the entire Group. Under this plan, new employees included in the group of beneficiaries are granted an indirect commitment from HDI Unterstützungskasse. The pension plan provides for retirement, disability and surviving dependants' benefits.

Effective 1 December 2002 Group employees have an opportunity to accumulate additional old-age provision by way of deferred compensation through membership of HDI Pensionskasse AG. The benefits provided by HDI Pensionskasse AG are guaranteed for its members and their surviving dependants and comprise traditional pension plans with bonus increases as well as unit-linked hybrid annuities.

In addition to these pension plans, managerial staff and members of the Executive Board, in particular, enjoy individual commitments as well as commitments given under the benefits plan of the Bochumer Verband.

Additional similar obligations based upon length of service exist at some Group companies. Expenditures for these commitments in the financial year totalled EUR 767,400.

Provisions for pensions are established in accordance with SFAS 87 "Employers' Accounting for Pensions" using the Projected-Unit-Credit Method. The basis of the valuation is the estimated future increase in the rate of compensation of the pension beneficiaries. The benefit entitlements are discounted by applying the capital market rate for highest-rated securities.

Provisions for pensions are established in accordance with actuarial principles and are based upon the commitments made by the Hannover Re Group for retirement, disability and widows' benefits. The amount of the commitments is determined according to length of service and salary level. The calculation of the provisions for pensions is based upon the following assumptions:

- Discount rate: 5.75% to 7.25%
- Rate of compensation increase: 2.9% to 5.5%
- Projected long-term yield on plan assets (US plans): 8.0%
- Indexation: 4.5% (every three years)

The commitments to employees in Germany predominantly comprise commitments financed by the Group companies. The pension plans are unfunded. Amounts carried as liabilities are shown as other liabilities.

Provisions for pensions in accordance with SFAS 132

Figures in EUR thousand	2002	2001
Change in projected benefit obligation		
Projected benefit obligation at the beginning of the reporting year	48 289	45 361
Currency exchange-rate differences	(895)	245
Service cost	3 002	3 162
Interest cost	2 853	2 731
Actuarial gain/loss in the reporting year	(2 182)	1 633
Deferred compensation	326	379
Benefits paid during the year	(1 380)	(1 143)
Business combinations, divestitures and other activities	(353)	(813)
Projected benefit obligation at the end of the reporting year	54 024	48 289
Fair value of plan assets		
At the beginning of the year	3 775	3 425
Currency exchange rate differences	(578)	187
Business combinations, divestitures and other activities	(174)	206
Return on plan assets	(166)	(246)
Employer's contributions	982	307
Benefits paid	(97)	(104)
At the end of the year	3 742	3 775
Funded status of plan		
Unrecognised net obligation	560	1 017
Unrecognised actuarial gain/loss	(1 015)	403
Unamortised prior-service cost	1 215	303
	2 790	917
Accrued pension liability	47 492	43 597
Net periodic pension cost of the year		
Service cost		
Year under review	3 002	3 162
Amortisation for previous years	20	24
Interest cost	2 853	2 731
Expected return on plan assets	(328)	(543)
Recognised net actuarial loss	11	–
Amortisation of net obligation	457	457
Total	6 015	5 831

5.8 Surplus debenture and loans

Loans

On 31 March 1999 Hannover Finance Inc., Wilmington/USA, issued a floating-rate debt in the amount of USD 400.0 million with a term of 30 years. The due date of the loan is 31 March 2029. It may be redeemed by the issuer no earlier than 31 March 2009.

In order to hedge against the risk of interest rate changes associated with this loan, the issuing company purchased interest rate swaps in 1999 in the same amount which expire on 31 March 2009. In this way, the interest rate is converted from a floating rate to a fixed rate for a period ending commensurate with the first opportunity to redeem the loan. The interest rate arising after allowance is made for the interest rate swap amounts to an annual average rate of 6.69% until 31 March 2009.

In order to safeguard the sustained financial strength of the Hannover Re Group, Hannover Re issued subordinated debt. A subordinated loan was placed via Hannover Finance (Luxembourg) S.A. – a wholly owned subsidiary of Hannover Re – on the European capital market. The debt, which is secured by Hannover Re, was issued in the amount of EUR 350 million with a term of 30 years. It may be redeemed by the issuer after 10 years at the earliest. Hannover Re received from Hannover Finance a loan in the amount of EUR 100 million.

Surplus debenture (Genussrechtskapital)

On 2 November 1993 Hannover Re and E+S Rück issued surplus debentures in the amounts of EUR 76.7 million at an interest rate of 7.55% and EUR 40.9 million at an interest rate of 7.75% respectively. Repayment is due in full on 2 November 2004.

In the event that interest incurred in connection with servicing the surplus debenture should in future no longer be deductible in Germany for the purpose of calculating taxable income, a right of premature repayment exists. Interest payments and repayment of the nominal amounts are dependent on the company's results. In the event of insolvency, the participating rights are serviced before the stockholders and after the claims of creditors.

Surplus debenture is shown as a liability with the amount repayable.

Other financial facilities

In order to protect against possible future major losses, Hannover Re took out a new credit line of EUR 250 million in 2000 in the form of a syndicated loan. The facility has a term of five years and is due in November 2005.

E+S Rück has a credit line of EUR 40 million, which is extended on a half-yearly basis and can be drawn on as required.

Additional bilateral, secured credit lines in the amount of EUR 200.0 million – available variably for both cash and guarantee credit financing – as well as similar unsecured credit lines with a volume of EUR 70.0 million were arranged with Landesbank Hessen-Thüringen Girozentrale for the purpose of short-term borrowing.

5.9 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement in accordance with SFAS 130 "Reporting of Comprehensive Income". The change in the stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

On 15 July 2002 Hannover Re implemented a 3 for 1 stock split. The stockholders' equity was increased to EUR 97,164 thousand through a withdrawal of EUR 14,365 thousand from the additional paid-in capital. One no-par-value share worth a theoretical amount of EUR 3.00 of the capital stock was replaced by three no-par-value shares each worth EUR 1.00. The capital stock is divided into 97,163,928 no-par-value registered shares, which are fully paid up. The new shares carry a full dividend entitlement for the 2002 financial year.

In addition, conditional authorised capital of up to EUR 48.5 million is available. It can be used to grant shares to holders of convertible and warrant bonds and to issue employee shares in the amount of EUR 1.0 million. It has a time limit of 13 November 2007.

Consolidated statement of changes in stockholders' equity

2002 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stockholders' equity	Minority interests	Group stockholders' equity incl. minority interests
Common stock	82 799	14 365	–	–	97 164		
Additional paid-in capital	388 816	(14 365)	–	–	374 451		
Cumulative comprehensive income	(42 921)	–	(68 523)	–	(111 444)		
Treasury stock	–	–	–	–	–		
Retained earnings	1 243 334	–	–	–	1 243 334		
Net income	–	–	–	267 172	267 172		
Dividends paid	–	–	–	–	–		
Other changes	–	–	–	(131 215)	(131 215)		
Total	1 672 028	–	(68 523)	135 957	1 739 426	400 426	2 139 888

2001 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stockholders' equity	Minority interests	Group stockholders' equity incl. minority interests
Common stock	75 493	7 306	–	–	82 799		
Additional paid-in capital	201 794	187 022	–	–	388 816		
Cumulative comprehensive income	63 477	–	(106 398)	–	(42 921)		
Treasury stock	–	–	–	–	–		
Retained earnings	1 232 615	–	–	–	1 232 615		
Net income	–	–	–	11 084	11 084		
Dividends paid	–	–	–	(69 990)	(69 990)		
Other changes	–	–	–	69 625	69 625		
Total	1 573 379	194 328	(106 398)	10 719	1 672 028	307 811	1 979 839

5.10 Other comprehensive income

The changes of -EUR 38.4 million in the cumulative comprehensive income in the year under review resulted principally from the application of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This development was due to changes in the fair value of interest rate swaps included in a cash flow hedge transaction used to hedge floating-rate loans.

5.11 Treasury stock

By a resolution of the Annual General Meeting of Hannover Rückversicherungs-AG adopted on 24 May 2002, the company was authorised until 31 October 2003 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution. The company did not hold treasury stock as at 31 December 2002.

5.12 Earnings per share

The basic earnings per share and the fully diluted earnings per share as at 31 December 2002 shown in the statement of income are calculated as follows on the basis of the year-end result

	2002			2001		
	Result (in EUR thousand)	No. of shares	Per share (in EUR)	Result (in EUR thousand)	No. of shares	Per share (in EUR)
Total number of fully-paid shares		97 163 928			97 163 928	
Less treasury stock (weighted)		–			(5 709)	
Basic earnings per share	267 172	97 163 928	2,75	11 084	97 158 219	0.11
Dilution through payment of outstanding capital		–			–	
Fully diluted earnings per share	267 172	97 163 928	2,75	11 084	97 158 219	0.11

The total number of fully-paid shares, the weighted average portfolio of treasury stock and the weighted average number of shares were adjusted for the 2001 financial year due to the 3 for 1 stock split implemented on 15 July 2002. This produced earnings per share of EUR 0.11 for the previous year.

Neither in the year under review nor in the previous reporting period was there any extraordinary comprehensive income which should have been included in the calculation.

5.13 Other assets and liabilities

Other assets

Figures in EUR thousand	2002	2001
Securities payable	8 565	18 614
Own-use real estate	43 119	44 299
Other non-technical contracts	22 079	18 761
Present value of future profits on acquired life reinsurance portfolios	14 621	17 015
Fixtures, fittings and equipment	21 986	24 042
Other intangible assets	30 717	31 561
Interest and rent payable on investments	1 025	16 470
Tax refund claims	56 584	41 107
Other	82 197	79 705
Total	280 893	291 574

Other liabilities

Figures in EUR thousand	2002	2001
Provisions for pensions and similar obligations	45 613	43 814
Liabilities from derivatives	96 132	44 365
Interest	25 270	42 132
Dividends payable	722	–
Deferred income	17 055	21 378
Costs of the annual financial statements	4 807	3 688
Liabilities to trustees	24 004	28 345
Loans	115 248	92 584
Interest on additional tax payments	7 023	6 045
Stock options	–	1 311
Liabilities due to banks	5 775	50 287
Other	138 891	126 724
Total	480 540	460 673

5.14 Technical statement of income

In accordance with SFAS 60 insurance contracts are to be classified as "short-duration contracts" or "long-duration contracts". The determinative criteria in this regard are, inter alia, the termination opportunities available to the insurer, the period of risk protection and the scope of the services provided by the insurer in connection with the contract. Premiums from short-duration contracts are brought to account over the period of the underlying contract, and where appropriate unearned premiums are deferred to subsequent years. By contrast, premiums deriving from long-duration contracts are brought to account at the date payable.

Most of the contracts underwritten by our company are classified as short-duration contracts.

5.15 Other income/expenses

Figures in EUR thousand	2002	2001
Other income		
Exchange gains	64 377	126 032
Other interest income	4 297	35 338
Income from services	13 346	14 569
Sundry income	38 157	32 096
	120 177	208 035
Other expenses		
Exchange losses	116 379	18 074
Other interest expenses	62 341	36 958
Depreciation	9 631	12 951
Expenses for services	18 206	9 310
Expenses for the company as a whole	16 698	15 965
Separate value adjustments	41 584	6 324
Goodwill impairments	1 188	13 377
Sundry expenses	468	53 662
	266 495	166 261
Total	(146 318)	41 774

6. Related party disclosures

6.1 Transactions with related parties

SFAS 57 defines related parties as parent companies and subsidiaries, subsidiaries of a common parent company, entities and trusts under the influence of the management, major owners and the management of the company itself, close family of the owners and management as well as associated companies.

HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) indirectly holds more than 75% of the shares of Hannover Re through HDI Verwaltungs-Service AG as well as through Erste HDI Beteiligungsgesellschaft mbH and Zweite HDI Beteiligungsgesellschaft mbH.

The Hannover Re Group provides reinsurance protection for the HDI Group. To this extent, numerous underwriting business relations exist with related parties in Germany and abroad which are not included in Hannover Re's consolidation. This includes business both assumed and ceded at normal market conditions.

With effect from the 1997 financial year onwards all new business and renewals written on the German market have been the responsibility of E+S Rück, while Hannover Re has handled foreign markets. Internal retrocession arrangements ensure that the percentage breakdown of the business applicable to the previously existing underwriting partnership is largely preserved between these companies.

In the year under review Hannover Re transferred its shares in the Insurance Corporation of Hannover to Hannover Finance Inc. at book value. By simultaneously purchasing the interest held by E+S Rück in Hannover Finance Inc., Hannover Re is now the sole stockholder of Hannover Finance Inc. and hence of the Clarendon Insurance Group. This transaction was prompted by the desire not only to streamline the structure of the subgroup but also to restructure program business in the USA.

E+S Rück implemented a capital increase of EUR 300.0 million in the year under review. The amount apportionable to Hannover Re totalled EUR 210.7 million. Hannover Re also called unpaid capital and acquired shares of E+S Rück worth EUR 25.0 million from third parties, most of which were resold to other stockholders. In November 2002 Hannover Rück Beteiligung Verwaltungs-GmbH was established by way of a non-cash contribution by Hannover Re as the sole stockholder, the latter contributing its interest of 56.78% in E+S Rück at current value. The object of the company is to hold, acquire and sell equity participations in other enterprises of the same or a similar type.

In November 2002 Hannover Re (Bermuda) Ltd. increased its capital resources by EUR 250.0 million through allocation of this amount to its additional paid-in capital.

Hannover Re holds 50% of the shares in Oval Office Grundstücks GmbH, which was established in November 2002 with common stock of EUR 1.0 million.

HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG was wound up in January 2002 through accretion to Hannover Re for tax purposes. All assets and liabilities were transferred to Hannover Re. The book value prior to accretion was EUR 11.4 million.

Hannover Re (Bermuda) Ltd. granted Hannover Re a fixed-rate loan of EUR 200.0 million due in 2007.

HDI Asset Management GmbH manages the investments of Hannover Re and some of its subsidiaries. In this connection it renders services within the scope of an agreement on the outsourcing of functions and performs IT services and administrative tasks.

The HDI Group grants us insurance protection, inter alia, in the areas of public liability, fire, group accident and business travel collision insurance. We received legal protection insurance coverage from HDI Rechtschutz Versicherung AG.

All transactions were effected at normal market conditions. We gave an account of these transactions with regard to Hannover Re and E+S Rück in the corresponding dependent company reports.

6.2 Compensation and stockholdings of the management boards of the parent company and further information with respect to the German Corporate-Governance Code

Total compensation of EUR 2,993 thousand was paid to the Executive Board and EUR 285 thousand to the Supervisory Board in the year under review. Former members of the Executive Board and their surviving dependants received EUR 772 thousand, and a liability of EUR 10,128 thousand was shown as at year-end.

The total compensation received by the members of the Executive Board included variable components of EUR 707 thousand. The variable remuneration of the Executive Board is determined on the basis of the year-end result and the value creation. The value creation is measured using an appropriate benchmark (the performance of the Hannover Re share relative to the unweighted "Reactions" World Reinsurance Index). The benchmarks cannot be retroactively changed.

Transactions implemented by Executive Board and Supervisory Board members of Hannover Re and by their spouses or registered partners and first-degree relatives involving shares, options or derivative financial instruments of Hannover Re as well as of the parent companies (so-called "Directors' Dealings"), which with effect from 1 July 2002 are to be reported in accordance with § 15a of the German Securities Act (WpHG), are set out in the table below:

Name	Type of transaction	Type of security	Security ID number	Transaction date	Number of securities	Price
André Arrago	Purchase	Share	840221	16.9.2002	5 451	21.08
André Arrago	Purchase	Share	840221	16.9.2002	1 000	21.07
André Arrago	Purchase	Share	840221	16.9.2002	1 080	20.96
André Arrago	Purchase	Share	840221	18.9.2002	2 469	20.97
André Arrago	Purchase	Share	840221	1.10.2002	2 000	16.84

Members of the Supervisory Board and Executive Board of Hannover Re as well as of the parent companies and their spouses or registered partners and first-degree relatives hold less than 1% of the issued shares. As at 31 December 2002 the total holding amounted to 0.034% of the issued shares, i.e. 33,008 shares. The total volume of stock options held by members of the Executive Board on the basis of the virtual stock option plan amounted to 0.92% of the capital stock as at the balance sheet date. The value of these stock options was EUR 895 thousand. Further information is provided in section 6.3 "Stock options".

The compensation received by the Supervisory Board comprises fixed and variable components determined by the paid dividend. Appropriate allowance is made for the functions performed by the Chairman, Deputy Chairman and the members of the committees when determining the level of compensation paid to the members of the Supervisory Board. In the year under review the company did not pay any compensation to members of the Supervisory Board for personally rendered services, e.g. consulting or mediation services.

Mortgage loans granted to members of the management boards

Figures in EUR thousand	Position as at 1.1.2002	Reclassification	Repayment	Position as at 31.12.2002	Interest rate
Executive Board	121	–	29	92	5,5%

The company did not enter into any contingent liabilities for members of the management boards. The names of the members of the management boards of the parent company are listed on pages 5 to 7.

6.3 Stock options

With effect from 1 January 2000 Hannover Re set up a virtual stock option plan. Members of the Executive Board as well as the two further levels of management may choose to waive variable remuneration components and acquire stock options. The number of such options granted each year is based upon the diluted earnings per share under US GAAP. An additional performance criterion is the movement in the price of the Hannover Re share relative to an industry benchmark based upon the (unweighted) Reactions World Reinsurance Index.

A present value of EUR 20.00 is assumed in order to determine the basic number of stock options. The basic number increases or decreases according to the over- or underperformance of the earnings per share. For each full amount of EUR 0.10 by which the earnings per share exceeds the target performance the basic number of stock options is increased by 10%, while for each amount of EUR 0.20 by which the earnings per share falls short of the target performance it is reduced by 10%.

As a second performance criterion, a calculation is made to determine the extent to which the stock market performance of the Hannover Re share exceeds or undershoots the development of the Reactions World Reinsurance Index in the year when the stock options are granted. For each full percentage point by which the Hannover Re share surpasses the benchmark index, the basic number of stock options increases by 10% up to a maximum of 400% of the basic number; if the share falls short of the benchmark index, the basic number decreases by 5% for each full percentage point, although by no more than 50%.

The concrete value of the stock option is calculated as the difference between the current stock market price of the Hannover Re share at the time when the option is exercised and the share price at the beginning of the year in which the stock option was granted. This value is paid out on exercise of the stock option.

The maximum option period is 10 years. The waiting period prior to first-time exercise of an option is two years following the expiry of the year in which the option was granted.

Following expiry of the waiting period a maximum of 40% of the granted stock options may be exercised. The waiting period for each additional 20% is one year. Stock options which are not exercised lapse after 10 years.

No new stock options were granted in the year under review.

The existing option rights were valued on the basis of the Black/Scholes option pricing model.

As at 1 January 2002 the existing number of stock options stood at 1,138,005; 40,770 option rights were forfeited in the year under review. The total number of stock options existing as at year-end stood at 1,097,235. The average exercise price per option amounted to EUR 25.50. All figures relating to the number of options and the exercise price are based on the situation after the stock split implemented on 15 July 2002.

The calculations were based on the year-end closing price of the Hannover Re share as at 30 December 2002 of EUR 24.30, volatility of 48.5%, a dividend yield of 2.88% and a risk-free rate of interest of 4.26%.

On this basis a provision of EUR 3,371 thousand was established for the stock options existing as at 31 December 2002.

6.4 Mortgages and loans

Employees who are not members of the Executive Board or Supervisory Board were granted mortgages and mortgage loans to finance residential property. These loans are all secured by a first charge on property. Bad debt losses did not exist and are not anticipated.

7. Other notes

7.1 Lawsuits

In connection with the acquisition of Lion Insurance Company, Trenton/USA by Hannover Finance Inc., Wilmington/USA – a subsidiary of Hannover Re – a legal dispute exists with the former owners of Lion Insurance Company regarding the release of a portion of the purchase price at that time which is held in trust as well as a commitment to pay further portions of the purchase price and incentive compensation under management contracts.

Apart from the aforementioned litigation, no significant court cases were pending during the year under review or as at the balance sheet date – with the exception of isolated out-of-court proceedings within the scope of ordinary insurance and reinsurance business activities.

7.2 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,491.9 million (previous year: EUR 1,403.6 million). The securities held in the master trust are shown as available-for-sale investments.

A major success in 2002 was the placement of an unsecured and syndicated large credit line for letters of credit. The amount of USD 1.725 billion placed through the three mandated lead arrangers Bayerische Hypo- und Vereinsbank AG, BNP Paribas and Dresdner Kleinwort Wasserstein was considerably higher than the volume originally sought and secures the guarantee credit backing that is especially important for US business on a lasting basis until 31 December 2006.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,754.5 million (previous year: EUR 3,314.4 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 79.0 million for E+S Rückversicherungs-AG and EUR 144.3 million for Hannover Re. These involve primarily private equity funds and venture capital firms in the form of private limited companies. Further information is provided in section 4 "Acquisitions/new establishments".

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount estimated at EUR 17.0 million as at the balance sheet date.

7.3 Long-term commitments

Several Group companies are members of the German aviation pool, the association for the reinsurance of pharmaceutical risks and the association for the insurance of German nuclear reactors. In the event of one of the other pool members failing to meets its liabilities, an obligation exists to take over such other member's share within the framework of the quota participation.

7.4 Derivative financial instruments

Since Hannover Re concludes reinsurance transactions worldwide in numerous international currencies, the Group is exposed to currency fluctuations.

Hannover Re uses derivative financial instruments to control these currency exposures as well as interest rate risks and market price risks arising out of the use of financial instruments (e.g. investments in variable-yield and fixed-income securities). Derivative financial instruments are used within the Hannover Re Group solely for hedging purposes.

The fair values of the financial instruments were determined on the basis of the market information available as at the balance sheet date and by using the valuation methods set out below. If the underlying transaction and the derivative cannot be reported as a single unit, the derivative is recognised under the "trading-portfolio" item in the balance sheet.

Fair value hedges

In the case of a fair value hedge, the results of the fair valuation of the derivatives and the corresponding underlying transactions are recognised in the statement of income.

Cash flow hedges

In the case of a cash flow hedge, the hedge-effective part of the changes in fair value is initially recognised under the stockholders' equity (cumulative comprehensive income). It is only reported in the statement of income when the underlying hedged transaction has been recognised in the statement of income. The hedge-ineffective part of the changes in fair value is recognised in the statement of income immediately. Furthermore, derivatives embedded in host contracts are to be reported separately.

Breakdown of nominal amounts by product type and period to maturity

Figures in EUR thousand	1 to 5 years	5 to 10 years	more than 10 years	Total
Interest rate swaps	51 129	581 646	28 141	660 916
Currency swaps	10 226	23 418	–	33 644

Derivatives involving exposures were of minimal significance within the total asset portfolio of the Hannover Re Group. The fair value of unmatched positions used for hedging purposes was -EUR 3.3 million.

The fair value of derivatives used in fair value hedges was -EUR 3.7 million. The fair value of derivatives used in cash flow hedges totalled -EUR 69.6 million. Derivatives recognised in the trading portfolio had a fair value of -EUR 8.7 million.

One contract matured in the year under review; this gave rise to losses on disposals of EUR 1.7 million.

As at year-end the portfolio did not contain any forward purchase options or forward exchange transactions.

7.5 Events subsequent to conclusion of the financial year

No events with significant implications for the Group's assets, liabilities, financial position and net income occurred after the balance sheet date.

7.6 Rents and leasing

Leased property

Summary of leasing commitments

Figures in EUR thousand	Payments
2003	4 669
2004	4 364
2005	3 444
2006	2 078
2007	1 971
Subsequent years	8 732

Operating leasing contracts produced expenditures of EUR 4,892 thousand in the 2002 financial year.

The Insurance Corporation of Hannover and the Clarendon Group have multi-year contracts for the lease of business premises. In the latter case, the ten-year lease ends on 31 August 2005. The rent instalments are fixed for the rental period, although adjustments in line with changed market conditions are possible at contractually agreed times.

In the year under review Hannover Reinsurance Africa Ltd. concluded a sale-and-lease-back contract for land and business premises effective February 2002 for a period of eight years. SFAS 13 requires that this be recognised as an operating lease. A further lease agreement ending on 31 October 2005 exists for the business premises of Compass Insurance Holdings Ltd.

Rented property

Hannover Re Real Estate Holdings rents out real estate in Florida; the period of the rental contracts ranges from five to seven years. Non-cancellable contracts will produce the income shown below in subsequent years:

Figures in EUR thousand	Payments to be received
2003	13 026
2004	13 055
2005	12 386
2006	11 579
2007	10 224
Subsequent years	26 963

Rental income totalled EUR 23,027 thousand in the 2002 financial year.

7.7 Currency translation

Foreign currency items in the individual companies' statements of income are converted into the respective national currency at the average rates of exchange. The individual companies' statements of income prepared in the national currencies are converted into Euro at the average rates of exchange and transferred to the consolidated financial statement. The conversion of foreign currency items in the balance sheets of the individual companies and the transfer of these items to the consolidated financial statement are effected at the mean rates of exchange on the balance sheet date. In the case of functional currencies, differences arising between the average exchange rate and the exchange rate on the balance sheet date lead to the establishment of a separate item in the stockholders' equity, which is excluded from the statement of income. Differences arising with regard to non-functional currencies are recognised in the statement of income. Functional currencies are defined as those currencies in which investments are effected.

Key exchange rates

1 EUR corresponds to:	Mean rate of exchange on the balance sheet date		Average rate of exchange	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
AUD	1.8497	1.7332	1.7405	1.7364
CAD	1.6385	1.4102	1.4835	1.3858
GBP	0.6502	0.6088	0.6279	0.6199
MYR	3.9754	3.3549	3.5911	3.3982
SEK	9.1450	9.3300	9.1504	9.2572
USD	1.0415	0.8820	0.9453	0.8951
ZAR	8.9550	10.4200	9.8562	7.7383

Hannover, 10 April 2003

Executive Board

Zeller Dr. Becke Gräber

Dr. Pickel Arrago Dr. König Wallin

AUDITORS' report

We have audited the consolidated financial statements of Hannover Rückversicherungs-Aktiengesellschaft for the business year from January 1 to December 31, 2002, comprising the consolidated balance sheet, the consolidated income statement, the consolidated statement of cash flow and consolidated statement of changes in stockholders' equity as well as the notes to the financial statements. The preparation and content of the consolidated financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing principles and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis as part of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group in accordance with United States Generally Accepted Accounting Principles.

Our audit, which also extends to the group management report prepared by the Executive Board for the year from January 1 to December 31, 2002, has not led to any reservations. In our opinion the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Hannover, 10 April 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl	Schuster
(German Public Auditor)	(German Public Auditor)

Hannover
Rückversicherungs-AG
Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Dr. Lutz Köhler

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
lutz.koehler@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com